Form 40-F
period 2007-06-30
Northern Peru Copper Corp
filed 2007-09-28
CIK 1348648

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2007 Commission File Number 000-52299

Northern Peru Copper Corp.

(Exact name of Registrant as specified in its charter)

British Columbia	1000	Not Applicable
(Province or other Jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of Incorporation or Organization)	Classification Code Number)	Identification No.)

1550 – 625 Howe Street

Vancouver, British Columbia

V6C 2T6

(604) 687-0407

(Address and telephone number of Registrants’ principal executive offices)

CT  Corporation System

111 Eighth Avenue, 13th Floor

New York, NY 10011

(212) 894-8940

(Name, address (including zip code) and telephone number

(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares, No Par Value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by this annual report.

The Registrant had 29,314,442 Common Shares

outstanding as at June 30, 2007

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the registrant in connection with such Rule.

Yes 82-	No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No

DOCUMENTS FILED UNDER COVER OF THIS FORM

Document No. 1:	Annual Information Form for the year ended June 30,2007, dated September 28, 2007.

Document No. 2:

Audited Consolidated Financial Statements for the financial year ended June 30, 2007 prepared in accordance with Canadian generally accepted accounting principles, and reconciled to United States generally accepted accounting principles in accordance with Item 17 of Form 20-F.

Document No. 3:	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended June 30, 2007.

Document No. 1

NORTHERN PERU COPPER CORP.

ANNUAL INFORMATION FORM

For the year ended

June 30, 2007

Suite 1550 - 625 Howe Street

Vancouver, British Columbia

V6C 2T6

Dated: September 27, 2007

TABLE OF CONTENTS

PRELIMINARY NOTES

GLOSSARY OF MINING TERMS

CORPORATE STRUCTURE

NAME, ADDRESS AND INCORPORATION
INTERCORPORATE RELATIONSHIPS

GENERAL DEVELOPMENT OF THE BUSINESS

HISTORY
Reorganization
Post-Reorganization
Financings
SIGNIFICANT ACQUISITIONS
EXPLORATION OF STRATEGIC ALTERNATIVES

DESCRIPTION OF BUSINESS

GENERAL
COMPETITIVE CONDITIONS
EMPLOYEES
OTHER ASSETS
PROPERTIES OF THE COMPANY
Galeno Property
Pashpap Property

RISK FACTORS

DIVIDENDS

DESCRIPTION OF CAPITAL STRUCTURE

COMMON SHARES

MARKET FOR SECURITIES

MARKET
TRADING PRICE AND VOLUME

DIRECTORS AND OFFICERS

NAME, OCCUPATION AND SECURITY HOLDING
CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS
CONFLICTS OF INTEREST

LEGAL PROCEEDINGS

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

TRANSFER AGENTS AND REGISTRARS

MATERIAL CONTRACTS

INTERESTS OF EXPERTS

AUDIT COMMITTEE AND EXTERNAL AUDITOR SERVICES

AUDIT COMMITTEE

ADDITIONAL INFORMATION

i

PRELIMINARY NOTES

Date of Information in this AIF

This annual information form (“AIF”), dated September 27, 2007, contains information available to Northern Peru Copper Corp. (the “Company”) as of September 18, 2007 (unless otherwise indicated).

Documents Incorporation by Reference

Certain parts of the Management Proxy Circular of Regalito Copper Corp. (formerly Lumina Copper Corp.) (“Regalito”) dated April 1, 2005 (the “Regalito Circular”) are incorporated by reference and form part of this AIF. The Regalito Circular has been filed under Regalito’s profile on the SEDAR website at www.sedar.com.

Financial Statements

This AIF should be read in conjunction with the Company’s consolidated financial statements and management’s discussion and analysis (“MD&A”) for the year ended June 30, 2007. The financial statements and MD&A are available at www.northernperu.com and under the Company’s profile on the SEDAR website at www.sedar.com.

Currency

Unless otherwise specified, in this AIF all references to “dollars” or to “$” are to Canadian dollars and all references to “US dollars” or to US$” are to United States dollars. On September 18, 2007, the rate of exchange based on the noon rate quoted by the Bank of Canada was $1.00 = US$0.9769.

Special Note Regarding Forward-Looking Statements

Statements contained in this AIF that are not historical facts are forward-looking statements (within the meaning of the Canadian securities legislation and the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. Forward-looking statements include, but are not limited to, statements with respect to the future price of metals; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production, costs of production, and capital expenditures; costs and timing of the development of new deposits; success of exploration activities; permitting time lines; currency fluctuations; requirements for additional capital; government regulation of mining operations; environmental risks; unanticipated reclamation expenses, title disputes or claims; limitations on insurance coverage; and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others; risks related to the integration of acquisitions; risks related to operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the sections entitled “Risk Factors” in this AIF. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this AIF speak only as of September 18, 2007. The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after September 18, 2007 to reflect the occurrence of unanticipated events.

Forward-looking statements and other information contained herein concerning the mining industry and general expectations concerning the mining industry are based on estimates prepared by the Company using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While the Company is not aware of any misstatements regarding any industry data presented herein, the industries involve risks and uncertainties and are subject to change based on various factors.

The terms “Mineral Reserve”, “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in the Company’s disclosure are categories commonly employed in the Canadian mining industry and are defined in accordance with National Instrument 43-101 – Standards for Disclosure for Mineral Projects (“NI 43-101”) under the guidelines utilized by the Canadian Institute of Metallurgy and Petroleum in the “CIM Standards on Mineral Resources and Reserves-Definitions and Guidelines” adopted on August 20, 2000 and amended December 11, 2005 (the “CIM Guidelines”). Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

All resource estimates in this AIF have been prepared in accordance with NI 43-101 under the CIM Guidelines. These standards differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and resource information incorporated by reference herein may not be comparable to similar information concerning U.S. companies.

This AIF uses the terms “Measured Resources”, “Indicated Resources” and “Inferred Resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of Measured Resources or Indicated Resources will ever be converted into reserves. Further, “Inferred Resources” have a great amount of uncertainty as to their existence and as to whether they can ever be mined legally or economically. It cannot be assumed that all or any part of the “Inferred Resources” will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the Inferred Resources exist, or that they can ever be mined legally or economically.  Accordingly, information concerning descriptions of mineralization and resources contained in this AIF may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

GLOSSARY OF MINING TERMS

The following are abbreviations and definitions of terms used in the mining industry and in the AIF:

“ICP–AES”	means Inductively Coupled Plasma - Atomic Emission Spectroscopy

“Advanced Stage”

means a mineral property that has, determined through the results of exploration, substantial geological merit but is not advanced to the point where sufficient engineering and economic data exist to permit an acceptable valuation opinion

“Cu”	is scientific symbol and abbreviation for copper

“Cutoff grade”

is the lowest grade of mineralized material that qualifies as ore in a given deposit. It is used to define a mineral deposit that has reasonable prospects for economic extraction. In establishing the cut-off grade, it must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs and reasonable metal prices

“Hypogene”	describes a geologic process, and its resultant features, occurring within and below the crust of the earth

“AAS”	means Atomic Absorbtion Spectroscopy

“Indicated Mineral Resource”

is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed

“Inferred Mineral Resource”

is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes

“Mineral Resource”

is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge

“Mineral Reserve”

is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when that material is mined.

“Mineralization”	is the process by which minerals are introduced and concentrated within a host rock, and the product of this process

“NPI”	means a percentage of the gross dollar proceeds from the sale of minerals, after all costs relating to the production, manufacture and sale of the minerals are deducted

“NSR”	means a percentage of the gross dollar proceeds obtained from the sale of minerals with only minor cost deductions for shipping, insurance and smelter penalties allowed

CORPORATE STRUCTURE

Name, Address and Incorporation

Northern Peru Copper Corp. was incorporated under the Business Corporations Act (British Columbia) (the “BCBCA”) on February 28, 2005. Trading of the Company’s shares commenced on the Toronto Stock Exchange (the “TSX”) under the symbol “NOC” on May 19, 2005 as a result of a corporate reorganization of Regalito through a statutory plan of arrangement. See “General Development of the Business” below for further details on the reorganization.

The head office of the Company is located at Suite 1550 - 625 Howe Street, Vancouver, BC, V6C 2T6. The Company’s registered office is located at Suite 700 - 625 Howe Street, Vancouver, BC, V6C 2T6.

Intercorporate Relationships

The Company has the following direct or indirect subsidiaries:

GENERAL DEVELOPMENT OF THE BUSINESS

History

The Company commenced operations on May 18, 2005 as a result of the corporate reorganization of Regalito which included the transfer of certain mineral properties and other assets from Regalito, as more particularly outlined below.

Reorganization

On May 9, 2005, the shareholders of Regalito approved the reorganization of Regalito by way of statutory plan of arrangement (the “Arrangement”) which resulted in the mineral resource assets of Regalito being divided between four separate public companies; Regalito; Global Copper Corp; (“Global”), Lumina Resources Corp; (“Lumco”) and the Company.

Shareholder approval to the Arrangement was received at Regalito’s annual and special meeting held on May 9, 2005 and court and regulatory approvals were received. Pursuant to the Arrangement, common shares of the Company, Global and Lumco were distributed to shareholders of Regalito on a one-for-one basis as of May 18, 2005 (the “Effective Date”), with the result that each of Regalito, Global, Lumco and the Company had the same shareholders and each shareholder had the same percentage interest in each of Regalito, Global, Lumco and the Company as they had in Regalito prior to the Effective Date.

Under the Arrangement, Regalito’s most advanced project, the Regalito Property in Chile, remained in Regalito, while Regalito’s other properties, related assets and cash were transferred to Global, Lumco and the Company.

On the Effective Date, the Galeno and Pashpap properties in Peru were transferred from Regalito to the Company. In addition, all of the issued and outstanding shares of 1327008 Ontario Ltd., an Ontario company, and Lumina Copper SAC, a Peruvian company and their respective subsidiaries, were transferred to the Company, together with cash of approximately $3,275,000.

Share Purchase Warrants

Under the Arrangement, each warrant of Regalito outstanding on the Effective Date, upon exercise of such warrant after the Effective Date, entitled the holder thereof to receive one common share of each of Global, Lumco, Regalito and the Company at an aggregate exercise price equal to the exercise price provided for in the certificate representing such warrant, subject to the terms and conditions contained in such certificate.

If a warrant of Regalito was exercised, Regalito would use the net proceeds from the exercise of such warrant after the Effective Date to acquire common shares of Global, Lumco and the Company such that Regalito would receive 95.1% of the net proceeds per share issued, Global would receive 3.4% of the net proceeds per Global share issued, Lumco would receive 0.8% of the net proceeds per Lumco share issued and the Company would receive 0.7% of the net proceeds per share issued by the Company. Upon receipt of such funds, Global, Lumco and the Company would issue and deliver to Regalito the certificate representing the new common shares of Global, Lumco and the Company to which Regalito was entitled and Regalito would assign and deliver the common shares of Global, Lumco and the Company to the warrant holder.

On February 14, 2006, Regalito cancelled its outstanding warrants. Each of Lumco, Global and the Company issued its own warrants to the former Regalito warrant holders exercisable at prices equal to the percentages as stated in the preceding paragraph. The Company, therefore, issued warrants for the acquisition of up to 100,000 common shares exercisable at a price of $0.06 per share to March 14, 2007. These warrants were exercised independently of the warrants issued by Lumco and Global on June 28, 2006 and the Company no longer has any warrants outstanding.

Stock Options

On the Effective Date, one option in each of Global, Lumco and the Company were issued for each outstanding option of Regalito. The exercise price of each new option was 3.4% of the original Regalito exercise price for the options of Global, 0.8% of the original Regalito exercise price for the options of Lumco and 0.7% of the original Regalito exercise price for the options of the Company.

Bonus Shares

After the Effective Date, if Regalito at any time issues bonus shares to a party pursuant to the Regalito stock option plan in connection with an agreement entered into prior to the Effective Date then Global, Lumco and the Company will issue and deliver to that party a certificate representing the same number of common shares of Global, Lumco and the Company as Regalito issued to the party. All of the issued share capital of Regalito was sold to an arm’s length third party on May 12, 2006 and, in consequence, the commitment of the Company to issue shares was fulfilled and the Company has no further commitments with respect to commitments arising under Regalito’s stock option plan.

Potential Future Stock Issuances

Prior to the Effective Date, Regalito had either the option to issue shares or to pay cash to the vendor as part of the consideration to complete the purchase of two mineral properties. One of the mineral properties was the Galeno property which as a part of the Arrangement was transferred to the Company. The other mineral property was transferred to Global. As a term of the Arrangement, both Global and the Company have agreed that unless otherwise agreed to by all of the affected parties, they will not exercise the right to issue shares to the vendor as part of the consideration to complete the purchase of their respective properties.

In April 2007, both Global and the Company completed their respective purchases of the mineral properties with payments in cash. As a consequence there are no longer any potential future stock issuances resulting from these transactions.

Global, Lumco and the Company have some directors and officers in common, and the management teams of Global, Lumco and the Company are comprised of some, but not all, of the same people. See “Directors and Officers” below for details.

Further details of the Arrangement are set out in the Regalito Circular under the heading “The Arrangement” which section is incorporated by reference into this AIF. The Regalito Circular has been filed under Regalito’s profile on SEDAR and is available for review at www.sedar.com.

Post-Reorganization

On June 16, 2005 the Company signed an agreement with the Japan Oil, Gas and Metals National Corporation (“JOGMEC”) to grant JOGMEC an option to earn a 51% participating joint venture interest in the Company’s Pashpap property.

The terms of the agreement require JOGMEC to complete a minimum of US$5 million on exploration on the property (at least US$0.5 million in the first year), including a minimum of 25,000 meters of drilling, and including paying annual administrative costs of US$50,000 to the Company over a four year period to earn its 51% ownership interest.

In March and April, 2007, the agreement with JOGMEC was amended to include one additional concession that had been staked by the Company and to decrease the number of meters to be drilled by JOGMEC to 20,000 meters.

Upon JOGMEC meeting its investment obligations, both parties will be responsible for funding their pro-rata share of the costs necessary to continue to advance and develop the Pashpap property. Should either party not wish to continue to fund its obligations then its interest will be diluted accordingly until it is less than 20%, whereupon it will automatically convert to a 2% net smelter royalty or NSR.

Financings

On December 15, 2005, the Company completed a brokered private placement for gross proceeds of $3,097,500 through a syndicate led by Westwind Partners Inc. These funds were raised by the Company issuing 2,065,000 common shares at a price of $1.50 per share. Net proceeds from this private placement were used for the continuing exploration of the Galeno property and for working capital.

On April 12, 2006, the Company completed a private placement of 4,000,000 common shares at a price of $3.25 per share to raise gross proceeds of $13,000,000. These funds are being used to further exploration on the Galeno property including an infill drill program, an exploration drilling program at the Hilorico gold target and for working capital.

On May 15, 2007, the Company completed a private placement of 2,000,000 common shares at a price of $8.40 per share to raise gross proceeds of $16,800,000. Net proceeds of the private placement were used to repay a short term debt facility, to fund the acquisition of mineral rights, to continue the work program on the Galeno property and for working capital purposes.

Significant Acquisitions

The Company made no significant acquisitions during its financial year ended June 30, 2007 for which disclosure is required under Part 8 of National Instrument 51-102.

Exploration of Strategic Alternatives

On February 6, 2007, the Company announced that it had retained Genuity Capital Markets to explore various strategic alternatives that the Company is considering. This process is ongoing.

DESCRIPTION OF BUSINESS

General

The Company is a natural resource company engaged in the exploration and study of advanced stage copper exploration properties and other exploration mineral properties in Peru. The Company currently has interests in two properties in Peru, the Galeno property (which has two deposits, the Galeno deposit and the Hilorico deposit) and the Pashpap property. The Company obtained its interests in the Galeno and Pashpap properties by way of the Arrangement. The Company’s primary asset is the Galeno property.

The Company’s primary strategy is the exploration and study of advanced stage copper exploration properties in Peru. At present, the Company has no producing properties and consequently has no current operating income or cash flow. As of the date of this AIF the Company is an exploration stage company and has not generated any revenues. There is no assurance that a commercially viable mineral deposit exists on any of the Company’s interest in the Galeno and Pashpap properties. Further exploration and study will be required before a final evaluation as to the technical, economic and legal feasibility of any of the properties of the Company is determined.

Competitive Conditions

The mineral exploration and mining business is a competitive business. The Company competes with numerous other companies and individuals in the search for and the acquisition of attractive mineral properties. The ability of the Company to acquire further properties will depend not only on its ability to operate and develop its properties but also on its ability to select and acquire suitable properties or prospects for development or mineral exploration.

Employees

As of September 18, 2007, the Company has 21 full-time employees in Peru and nine people working on a consulting basis from North America. The operations of the Company are managed by its directors and officers. The Company engages geological and engineering consultants from time to time as required to assist in evaluating its interests and recommending and conducting work programs.

Other Assets

The Company does not have any assets other than the properties described herein.

Properties of the Company

Galeno Property

The following information relating to the Galeno property contains: (a) an excerpt of the Summary section from a technical report titled “Technical Report - El Galeno Property Prefeasibility Study (El Galeno Deposit) and Technical Information (Hilorico Deposit)” dated effective February 19, 2007 and revised as of April 30, 2007 (the “Technical Report”); and (b) a summary of recent developments in connection with the Galeno property since the date of the Technical report. See “ – The Technical Report Summary” and “ – Recent Developments”.

The qualified persons responsible for preparing the Technical Report are: Robert Sim, P.Geo., Geologist; Bruce M. Davis, FAusIMM, Ph.D., Geostatistician; William L. Rose, PE, BS, Mining Engineer; Scott C. Elfen, PE, BS, Civil Engineer; and Raymond R. Hyyppa, PE, BS, MS, Metallurgical Engineer. The Technical Report is incorporated by reference in, and forms a part of, this AIF. A copy of the Technical Report can be obtained under the Company’s profile on the SEDAR website at www.sedar.com.

The qualified person responsible for the information disclosed in the Recent Developments section is Leo Hathaway, P. Geo., VP exploration of the Company.

Technical Report Summary

The El Galeno property consists of two deposits: (i) the El Galeno porphyry Copper-Gold-Silver-Molybdenum deposit; and (ii) the Hilorico gold-silver deposit. This technical report summarizes the results of a pre-feasibility study related to the El Galeno deposit and provides technical information related to the Hilorico deposit.

This technical report is authored by Robert Sim, P. Geo., Bruce M. Davis, FAusIMM, Ph.D., William L. Rose, P.E., Scott C. Elfen, P.E. and Raymond R. Hyyppa, P.E. Messrs. Sim, Davis, Rose, Elfen and Hyyppa are each a “qualified person” for purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (NI 43-101).

Northern Peru Copper Corp. (NPC) commissioned Samuel Engineering, Inc. (SE) to provide a prefeasibility study of the El Galeno deposit and an independent qualified person’s review and technical report. The report is based on the results of a recently completed prefeasibility study and also includes excerpts from the resource sections of a technical report  submitted with respect to the El Galeno deposit by Norwest Corporation (Norwest) titled “Technical Report El Galeno Copper-Gold Property” dated September 22, 2006 and filed on SEDAR on September 26, 2006 (Norwest El Galeno Technical Report). The mineral resource estimate on the El Galeno deposit used in the prefeasibility study is unchanged from the Norwest El Galeno Technical Report.

NPC also commissioned Norwest to provide an independent qualified person’s review and technical report of the Hilorico deposit. The mineral resources estimate for the Hilorico deposit is not included in the pre-feasibility study summarized in this technical report. Inferred mineral resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of inferred mineral resources will ever be upgraded to a higher category.

All units in this report are stated according to the International System (SI) of Units unless otherwise noted. All dollar amounts are stated in United States Dollars.

The El Galeno property is located 600 km by road north of Lima, in the Department of Cajamarca. The property is comprised of seven mining concessions which cover a total surface area of 2,250 ha. The concessions are centred on the El Galeno deposit. Access to the property from the town of Cajamarca is by dirt road. The driving time from Cajamarca is approximately 2.0 hours.

On April 25, 2003 Lumina Copper Corp., through its wholly owned subsidiary Lumina Copper SAC, entered into an agreement with La Asunción Negociación Minera SAC (ASUMIN), that granted Lumina Copper SAC the option to obtain a 100-percent interest in five concessions (El Galeno, El Galeno I, El Galeno 10, El Galeno 11 and El Galeno II) by making staged cash and/or share payments which in the aggregate total $2.0 million. As of April 15, 2007 NPC has made all payments required and automatically exercised its option to own a 100-percent interest in these five concessions.

On April 30, 2004, Lumina Copper Corp., through its wholly-owned subsidiary Lumina Copper SAC, acquired from Terrace Gold NL 100 percent of the shares outstanding of Minera Andes Del Norte SA. On April 30, 2004, Lumina Copper Corp. acquired from New Inca Goldmines Ltd. 100 percent of the shares outstanding of New Inca Goldmines Ltd.’s wholly-owned subsidiary companies, 1327008 Ontario Ltd. (and its wholly-owned subsidiary, Eastpac Minerals SAC). Eastpac Minerals SAC and Minera Andes Del Norte SA collectively held a 100-percent leasehold interest in the El Molino concession. New Inca Goldmines Ltd. and Terrace Gold NL, through their wholly owned subsidiaries, each owned 50 percent of the leaseholder rights to the El Molino concession through an underlying lease. The subsidiaries were transferred to NPC by way of a court ordered Plan of Arrangement concluded on May 9, 2005.

Under the terms of the agreements with New Inca Goldmines Ltd. and Terrace Gold NL, each received a $150,000 payment for their respective shares and each retained a combined net profits interest in minerals from the property totalling 20 percent, which reduced to 10 percent by the end of 2005 and which converted to a one-percent Net Smelter Royalty (NSR) as there was no production from the Molino concession by the end of 2006. The underlying lease agreement obliged NPC to pay $300,000 upon commencement of production from the Molino concession and six-percent Net Profit Interest (NPI). NPC has recently concluded a buy-out of the underlying leasehold agreement relating to the Molino concession, including the six-percent NPI, and has settled all previously outstanding disputes concerning rights over the concession.

Based on a title opinion dated March 12, 2007 prepared by Hernandez & Cia. Abogados, there are no priority mining rights to the areas covered by the El Galeno, El Galeno I, El Galeno II and El Molino concessions. Other than El Molino, El Galeno and El Galeno I concessions, there are no priority mining rights to the areas covered by the El Galeno 10 or El Galeno 11 concession.

On April 20, 2007, NPC entered into a definitive agreement to purchase the seventh mining concession, Tiranosaurio 9 Fraction (0.88 Hectares).

Copper mineralization was first recognized on the El Galeno property in 1991. Subsequently, the property has undergone a number of exploration campaigns by Newmont Peru, Ltd., North Ltd., and recently by NPC. To date, 30 reverse circulation and 111 diamond drill holes for a total of 45,098 m have been completed on the El Galeno deposit and included in the resource estimate. This drilling, along with surface trenching and sampling, and magnetic and induced polarization geophysical surveys, have assisted in the development of the geologic model for the El Galeno deposit.

The El Galeno deposit is categorized as a Copper-Gold-Silver-Molybdenum bearing porphyry occurring within Cretaceous sedimentary rocks (limestone, siltstone and quartzite), which have been intruded by porphyritic rocks of dioritic composition. Deeper hypogene mineralization, comprised of pyrite and chalcopyrite, tends to occur near the boundaries of the main porphyry intrusive. The primary (hypogene) mineralization tends to grade into an overlying zone of enrichment in which secondary copper minerals, chalcocite and covellite, are present. There is evidence of a near-surface leach cap and an oxide zone but these are both relatively minor and somewhat poorly developed.

The mineral resource estimate for the El Galeno deposit has been generated from drill hole sample assay results and the interpretation of a geologic model which relates to the spatial distribution of copper, gold, silver and molybdenum. Individual domains, reflecting distinct zones or types of mineralization, have been outlined and individual interpolation characteristics have been defined based on the geology, drill hole spacing and geostatistical analysis of the data. The mineral resources have been classified by their proximity to the sample locations and are reported, as required by NI 43-101, according to the CIM standards on Mineral Resources and Reserves. This mineral resource estimate is shown in Tables 3.1 and 3.2 below. The mineral resources are summarized in the tables below. Mineral resources are summarized, for comparison purposes, at a series of cutoff grades. Robert Sim, P.Geo. of Norwest Corporation is the independent qualified person within the meaning of NI 43-101 for the purpose of the mineral resource estimate for the El Galeno deposit included in this report and the effective date of the mineral resource estimate is September 22, 2006 (the mineral resource estimation information listed in this report has been derived from the Norwest El Galeno Technical Report).

TABLE 3.1 - EL GALENO DEPOSIT - INDICATED MINERAL RESOURCE

Cutoff Grade (CuEq%)	Mtonnes	Cu%	Au g/t	Ag g/t	Mo%	CuEq%
0.3	1,028	0.43	0.10	2.5	0.013	0.57
*0.4	765	0.49	0.11	2.6	0.014	**0.64
0.5	526	0.56	0.13	2.7	0.015	0.73
0.6	347	0.64	0.14	2.8	0.017	0.82
0.7	227	0.72	0.15	2.9	0.018	0.91
0.8	153	0.79	0.16	3.0	0.019	0.99

Notes:	(1)	*Base-case cutoff grade of 0.4% CuEq highlighted in table
	(2)	**Cu Equivalent cutoff grade (CuEq%) is based on metals prices of $1.00/lb Cu, $400/oz Au, and $6.00/lb Mo.
	(3)	Mineral resources that are not mineral reserves do not have demonstrated economic viability.
	(4)	Mineral resources were estimated using a 3-dimensional block model.

TABLE 3.2 - EL GALENO DEPOSIT – INFERRED MINERAL RESOURCE

Cutoff Grade (CuEq%)	Mtonnes	Cu%	Au g/t	Ag g/t	Mo%	CuEq%
0.3	553	0.27	0.08	2.1	0.007	0.36
*0.4	98	0.35	0.11	2.1	0.010	**0.48
0.5	25	0.43	0.14	2.3	0.012	0.59
0.6	7	0.54	0.16	2.8	0.014	0.71
0.7	3	0.66	0.18	2.8	0.014	0.85
0.8	2	0.72	0.18	2.8	0.015	0.92

Notes:	(1)	*Base-case cutoff grade of 0.4% CuEq highlighted in table.
	(2)	**Cu Equivalent cutoff grade (CuEq%) is based on metals prices of $1.00/lb Cu, $400/oz Au, and $6.00/lb Mo.
	(3)	Mineral resources that are not mineral reserves do not have demonstrated economic viability.
(4)

Inferred mineral resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of inferred mineral resources will ever be upgraded to a higher category.

	(5)	Mineral resources are estimated using a 3-dimensional block model.
	(6)	Mineral and metallurgical recoveries are assumed to be 100%.

The recent drilling program completed on the El Galeno deposit has been successful in establishing a substantial indicated resource that is the basis of the prefeasibility study. This increase in confidence in the mineral resource provides for better decisions related to the ongoing technical and economic evaluations. The additional drilling information has also better defined the overall limits of the mineral resources.

At a prefeasibility level of mine planning, probable mineral reserves for the El Galeno deposit are estimated as of February 19, 2007 at about 661 Mtonnes grading 0.50% Cu, 0.013% Mo, 0.12 g/t Au and 2.5 g/t Ag above an internal NSR cutoff of $3.50/t (contained metal at these grades is projected at approximately 7.3 billion pounds of copper, 190 million pounds of molybdenum, 2.6 million troy ounces of gold, and 53 million troy ounces of silver). None of the mineral reserves are classified as proven at this stage of evaluation. Waste stripping is projected at about 182 Mtonnes, for a stripping ratio of 0.28:1. Inferred mineral resources within the designed ultimate pit, which is included in the above 182 Mtonnes of waste stripping, totals about 55 Mtonnes. The pit was designed on the basis of $0.90/lb Cu, $5.40/lb Mo, $360/oz Au and $5.85/oz Ag metal prices. Mr. William Rose, PE of WLR Consulting, Inc. (WLR) is the independent qualified person within the meaning of NI 43-101 responsible for the El Galeno deposit mineral reserve estimate included in this report and the effective date of the mineral reserve estimate is February 19, 2007. Mineral reserves reported have been included in the mineral resource estimates and are not in addition to the mineral resources reported.

The El Galeno deposit will be developed by large-scale, open-pit methods. The orebody is near surface with a low average stripping ratio of about 0.28:1. Mineral reserve production is scheduled at 90,000 tonnes per day (32.4 Mtonnes per year) and total production (mineral reserve and waste) will generally range between 110,000 and 130,000 tonnes per day. Operations will be conducted on 15-m benches around the clock for 360 days per year. Diesel-powered equipment will be used to maximize operating flexibility and reduce electric power infrastructure costs. At the above mining rates and probable mineral reserves estimate, the mine life for the El Galeno deposit has been estimated at 20.4 years.

Mill head grades during Years 1-3 will be about 50% higher than average. As determined in the prefeasibility study, total preproduction stripping and ore stockpiling tonnages will be low and is estimated to be 7.4 million tonnes (1.43 million tonnes to the ore stockpile, and 5.94 million tonnes to waste). About 1.2 million tonnes of additional excavation will be required for external mine access roads and connections to the tailings dam haulage road. Peak stripping rates will occur during Years 1-4 where 14.1 million tpy of waste will be handled.

Metallurgical testing on the El Galeno deposit indicates that the average LOM metal recoveries will be approximately 89.6% for copper, 52.9% for molybdenum, 67.0% for gold, and 77.3% for silver. Average annual LOM production rates are estimated to be 144,353 tonnes of copper, 2,277 tonnes of molybdenum, 82,324 ounces of gold, and 2,021,573 ounces of silver for the El Galeno deposit.

The processing plant design for the El Galeno deposit is based on typical treatment of porphyry deposits: a copper/molybdenum (Cu/Mo) sulfide concentrator including gyratory crushing, SABC comminution, bulk Cu/Mo flotation, Cu/Mo separation, and filtration of concentrates for shipment via trucks to the port for loading on ocean vessels. The plant is designed to process 90,000 tpd of ore for the estimated 20.4-year life-of-mine project. The copper concentrate will contain significant gold and silver credits. A separate molybdenum concentrate will be produced.

The total life-of-mine (LOM) capital cost is estimated at $1.249 billion, which includes $975.5 million during preproduction (initial capital), $14.7 million for working capital, and $258.6 million in sustaining capital over the LOM. The total LOM operating cost is estimated at $3.911 billion, or $5.917/tonne ore. Base-case NPV (at 8% discount rate, $1.35/lb Cu, $10/lb MoO3, $475/oz Au, and $8.50/oz Ag) is estimated at $559.4 million. Base-case IRR is estimated at 18.2%. The range of accuracy (confidence) of the contingency analysis is deemed to be -2% to +13.9% therefore a contingency of 13.9% has been applied. The accuracy level of the capital cost estimate is slightly better than the industry expected average of ±25% as a result of the availability of historical information from similar projects completed recently. The sensitivity analysis shows that the El Galeno deposit is more sensitive to metal prices and production than either operating or capital costs.

Raymond R. Hyyppa, the qualified person with respect to the prefeasibility study on the El Galeno deposit, recommends that NPC undertake a feasibility study on the El Galeno deposit to further refine the data. Consistent with this recommendation, the following work and studies should be commissioned as the project moves forward:

•                  Continue drilling to confirm the El Galeno deposit size and expand the measured and indicated resources, primarily through an in-fill pattern.

•                  Conduct geotechnical drilling, rock-strength testing, hydrological studies, and detailed geologic and structural mapping to support feasibility-grade slope angle recommendations for the open pit.

•                  Advance mine engineering studies to feasibility level.

•                  Conduct detailed metallurgical testing.

•                  Advance process engineering and infrastructure requirements to a feasibility level of design.

•                  Conduct feasibility-level geotechnical and hydrogeological investigations and advance tailings and mine waste-rock storage facility designs.

•                  Conduct detailed environmental and socio-economic studies consistent to support completion of a formal Environmental Impact Assessment and all permitting requirements.

Advance capital costs, operating costs and project economics to a feasibility level.

•                  Acquire surface rights for the plant site and tailings impoundment areas

•                  Conduct exploration drilling for deep skarn targets

The Hilorico deposit occurs within the El Molino concession and is located 1 km from the El Galeno deposit. Hilorico is characterized as a high sulphidation epithermal gold deposit hosted in siliciclastic sedimentary rocks. The distribution of gold is related to dilatational feeder structures and related zones of brecciation. The deposit is bounded to the east by a prominent N-S, west dipping thrust fault which forms the boundary between the host Farrat formation and the Pulluicana Limestones.

It is important to note that the Hilorico deposit is separate both in location and style from the El Galeno deposit. The Hilorico deposit contains only inferred mineral resources at present, which have not been included in the prefeasibility study on the El Galeno deposit. Inferred mineral resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of inferred mineral resources will ever be upgraded to a higher category.

The drill program at the Hilorico deposit was primarily designed to delineate the oxide gold and silver resources to a level of understanding consistent with inferred mineral resources. A secondary objective was to explore the underlying sulfide zone for areas of higher grade capable of producing a saleable gold/silver concentrate. Both of these objectives have been achieved. As both the oxide and sulfide parts of the deposit are at the lower end of the grade spectrum for the envisioned process options, their viability is largely contingent on metallurgical testing. Preliminary metallurgical test work for the oxide and sulfide parts of the deposit is as yet inconclusive and will be continued.

A mineral resource estimate for the Hilorico deposit has been prepared from drill hole sample assay results and the interpretation of a geologic model which relates to the spatial distribution of gold and silver. Individual domains, reflecting distinct zones or types of mineralization, have been outlined and individual interpolation characteristics have been defined based on the geology, drill hole spacing and geostatistical analysis of the data. The mineral resources have been classified by their proximity to the sample locations and are reported, as required by NI 43-101, according to the CIM standards on Mineral Resources and Mineral Reserves. The mineral resources presented in the tables below are summarized for comparison purposes at a series of cut-off grades. The estimate of inferred mineral resources is included in this report to complete information about the entire El Galeno property even though they are not included as part of any economic analysis. Robert Sim, P.Geo., of Norwest Corporation is the independent qualified person within the meaning of NI 43-101 for the purpose of the mineral resource estimate for the Hilorico deposit included in this report and the effective date of the mineral resource estimate provided herein is October 23, 2006.

TABLE 3.3 - HILORICO DEPOSIT OXIDE ZONE – INFERRED MINERAL RESOURCE

Cut-off Grade (Au g/t)	Mtonnes	Au g/t	Ag g/t	Contained Au (koz)	Contained Ag (koz)
0.2	27.3	0.53	3.5	469	3,038
*0.3	19.4	0.65	3.3	407	2,076
0.4	13.7	0.78	3.3	344	1,459
0.5	9.8	0.91	3.3	287	1,021
0.6	7.3	1.04	3.3	242	776
0.7	5.4	1.17	3.4	205	588

Notes:	(1)	*Oxide “base case” cut-off grade of 0.3 g/t Au highlighted in table.
	(2)	Mineral resources that are not mineral reserves have no economic viability.
	(3)

Inferred mineral resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of inferred mineral resources will ever be upgraded to a higher category.

	(4)	Mineral resources were estimated using a 3-dimensional block model.

TABLE 3.4 - HILORICO DEPOSIT SULPHIDE ZONE – INFERRED MINERAL RESOURCE

Cut-off Grade (Au g/t)	Mtonnes	Au g/t	Ag g/t	Contained Au (koz)	Contained Ag (koz)
0.2	58.6	0.54	5.2	1,020	9,738
0.3	40.1	0.68	5.2	877	6,634
0.4	29.6	0.80	5.0	760	4,736
*0.5	21.3	0.93	4.8	641	3,321
0.6	16.4	1.05	4.6	556	2,427
0.7	13.5	1.14	4.3	494	1,863
1.0	6.6	1.45	3.7	309	777

Notes:	(1)	*Sulphide “base case” cut-off grade of 0.5 g/t Au highlighted in table.
	(2)	Mineral resources that are not mineral reserves have no economic viability.
	(3)

Inferred mineral resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of inferred mineral resources will ever be upgraded to a higher category.

	(4)	Mineral resources were estimated using a 3-dimensional block model.

The distribution of gold on the Hilorico deposit appears to be related to dilatational fault structures and/or within brecciated rocks. However, it is difficult to interpret this assumption in three dimensions throughout the deposit. This may be rectified through additional detailed geologic evaluation and segregation of the various types of brecciated rocks present at the Hilorico deposit. Although there may be some deficiencies in the current geologic model, the density of drilling currently available on the Hilorico deposit is considered sufficient in order to provide a reliable estimate of inferred mineral resources.

The recommendations relating to the Hilorico deposit of Robert Sim, P.Geo. and Geologist, and Bruce M. Davis, FAusIMM, Ph.D., the qualified persons with respect to the information in this report relating to the Hilorico deposit, are listed below:

•                  Conduct a detailed, 1:1,000 scale mapping program in conjunction with a program of drill core re-logging. Particular attention should be paid to 3D mapping and categorization of breccias related to the distribution of gold in the deposit.

•                  Conduct selective sampling of breccia and lithology types in order to fully understand controls on gold mineralization.

•                  Carry out detailed mapping of structures to allow the development of a time related kinematic model which should be related to the observed feeder structures within the deposit.

•                  Map and characterize alteration mineralogy using a PIMA instrument. This should be done at the same time as re-logging and re-mapping work, ideally in the field at the same time that visual observations are recorded.

•                  Conduct further metallurgical testwork on the oxide part of the deposit, focusing on crush size and related gold recovery and the identification and distribution of potential cyanide consumers.

•                  Conduct flotation tests on reject material from the principal mineralized rock types within the sulfide zone in order to determine whether further testwork to ascertain if a saleable gold concentrate can be produced is required.

•                  Drill test the potential for underlying porphyry copper and related skarn mineralization with a deep drill hole.

Recent Developments

On July 16, 2007, the Company entered into a Private Agreement, updating a previous agreement, for the purchase of the seventh mining concession, the Tiranosaurio 9 Fraction (0.88 hectares), for a cash payment of US$2,000,000 and the issuance of 175,000 Common Shares, to be paid and issued upon the transfer of title to the concession to the Company.

In August, 2007, the Company drilled a 461 meter long hole at the Hilorico deposit. The hole (HR-07-31) intercepted 40 meters grading 3.09 grams/tonne gold from 178 to 218 meters within a wider intercept of 122.6 meters grading 1.57 grams/tonne gold from 111.4 to 2.34 meters in brecciated quartzites with a sulphide matrix.  The highest gold value in both intervals was 6.79 grams/tonne gold and the lowest values were 0.31 grams/tonne and 0.05 grams/tonne respectively. At a 0.5 grams/tonne gold cut off grade internal dilution in the reported intervals is 10% and 30% respectively. The sample size varied from 0.5m to 2.0m over both intervals with acceptable core recovery, averaging in the region of 80%. There is insufficient information available to calculate the true width of these intercepts. The hole is a step out hole to depth on the southern margin of the deposit and the interval is open in this direction. Jeff O’Toole, a geologist with over 25 years of experience, is supervising the quality control and quality assurance program on site.  Logging and sampling are completed in the Company’s secure facility located at the project.  The drill cores are split on site and samples are transported to the ALS Chemex facility in Lima for sample preparation and analysis. Each sample is analysed by 50 gram fire assay with flame AAS finish.  The Company inserts standards, blanks and duplicates selected on a random basis into the sample stream and sends 5% of the sample pulps to check laboratories in Vancouver. This data was validated and intersections calculated by Leo Hathaway, P. Geo., Vice-President Exploration, the designated Qualified Person as defined in NI 43-101.

Also in August, 2007, the Company reported a new silver-gold-zinc-lead prospect on the El Molino concession. Known as Sartenes, the prospect is located on a regional structure that passes through the Hilorico gold deposit, 1.5 kilometers to the southwest, and the Galeno copper deposit, 3.0 kilometers to the west-southwest. Prospecting of the Company’s claims initially identified an area of small-scale historic mine workings and surface mapping, rock chip sampling and ground geophysics followed. Mineralization at surface occurs in sulphide replacement bodies and epithermal veins that are hosted in limestones and minor intrusive dikes. Seventy-nine surface rock chip grab samples have been taken at the prospect over an area of approximately 750 meters in diameter, focussed on the historic mine workings. Highlights of the sampling include a grab sample from a jasperoid outcrop returning 1,210 gram/tonne silver with 3.1 gram/tonne gold and a grab sample from an altered volcanic outcrop assaying 471 gram/tonne silver, 2.1 gram/tonne gold and 6.9% zinc. The samples averaged 66ppm silver, 194ppb gold, 0.33%

zinc, including results below the detection limit for these elements. Due to poor exposure any true width of mineralization cannot be determined.  Jeff O’Toole, a geologist with over 25 years of experience supervises the quality control and quality assurance program on site. Each sample is analyzed by 50 gram fire assay with AAS finish and also by conventional ICP-AES for other elements. Elements found to be over the detection limit are reanalyzed, and this was the case for the reported silver and zinc values. Reanalysis for silver was by 50 gram fire assay with flame AAS finish and by AAS for zinc.  The Company inserts standards, blanks and duplicates selected on a random basis into the sample stream and sends 5% of the sample pulps to check laboratories in Vancouver. The disclosed information concerning Sartenes has been validated by Leo hathaway, P. Geo., Vice-President Exploration, the designated Qualified Person as defined in NI 43-101.

In August, 2007, the Company respected significant advances on its progress towards a feasibility study focussing on the Galeno deposit. The Company has completed a 20,500 meter infill drilling program which will enable the estimation of a Measured Resource for the proposed starter pit. In addition, an additional 1,150 meter metallurgical drilling program had been completed and the metallurgical testing program is scheduled for completion in October by SGS Mineral Services of Santiago.  This disclosure has been reviewed by Leo Hathaway, P. Geo., Vice-President Exploration, the designated Qualified Person as defined in NI 43-101.

Pashpap Property

Acquisition of the Pashpap Property

The Company obtained its interests in the Pashpap property by way of the Arrangement.

The Pashpap property was originally acquired by Regalito through staking in July 2003. The Company holds a 100% undivided interest in the Pashpap property. Located 450 kilometres north of Lima, in the Ancash Department, the property is currently made up of sixteen mining concessions that cover a total surface area of 12,043 hectares. The property has five identified copper-molybdenum porphyry targets (only one of which has been drilled) which offer exploration potential.

The Pashpap property contains an Andean type “porphyry copper” hydrothermal system that has at least five porphyry centres and a skarn zone. Copper mineralization was first recognised on the Pashpap property in 1914. Subsequently the property has undergone a number of exploration campaigns by the following companies: Newmont, AMAX, Homestake, Buenaventura and Noranda. A total of 16,245 metres of diamond drilling in 88 holes have been completed on the property by these companies.

Pursuant to an agreement dated June 16, 2005 between the Company and JOGMEC, the Company granted JOGMEC an option to earn a 51% participating joint venture interest in the Pashpap property. The terms of the agreement require JOGMEC to complete a minimum of US$5 million on exploration on the property, (at least $0.5 million in year 1) including a minimum of 25,000 meters of drilling over a period of four years to earn its interest.

In March and April 2007, the agreement with JOGMEC was amended to include one additional concession that had been staked by the Company and to decrease the number of meters to be drilled by JOGMEC to 20,000 meters.

Upon JOGMEC meeting its investment obligations, both parties will be responsible for funding their pro-rata share of the future costs. Should either party not wish to continue its obligations then its interest will be diluted accordingly until it is less than 20% interest, whereupon it will automatically convert to a 2% NSR.

Exploration Program

During the period ended June 30, 2007, management’s efforts were focused on review of drilling results from the 2006 drill program and approval of JOGMEC’s 2007 program. The Company also provided permitting, legal and additional mineral concession acquisition support to the project. In support of the exploration program, JOGMEC worked on securing surface access agreements with the local community and private land owners as well as permits and approvals from Peruvian regulatory authorities. A summary of the key developments is provided below:

•                  In 2005, JOGMEC spent US$739,000 on exploration including 1,852m of drilling in six diamond drill holes, three kilometers of new road construction and extensive geological mapping and geochemical sampling.

•                  All drill holes contained significant sulphide mineralization and confirm the presence of a cluster of coalescing porphyry copper systems of at least seven kilometres in diameter, within which extensive areas remain untested by drilling.

•                  In 2006, JOGMEC spent approximately US$1,200,000 on exploration which included 4,833 meters of diamond drilling in ten holes. New exploration targets peripheral to the known mineralization were staked and geologic mapping and sampling were carried out on the new area.

•                  Additional staking of new exploration targets in 2006 and 2007 in the Pashpap district has increased the size of the property from its original 4,823 hectares to 12,043 hectares and from seven to 16 mining concessions. The enlarged property remains 100% owned by the Company and is subject to the JOGMEC earn-in agreement.

•                  In 2007, the exploration program for the 2007 field season was approved. The program, which has not yet commenced, will cost an estimated US$1,800,000 and will include upgrading of access roads, detailed geological mapping, geochemical survey, IP/magnetic geophysical survey, environmental studies and 8,800 meters of rotary drilling.

RISK FACTORS

The following risks currently apply to the Company:

(1)                               The mineral properties of the Company are in the exploration stage only and consequently exploration of the Company’s mineral properties may not result in any discoveries of commercial bodies of mineralization.

The property interests owned by the Company are in the exploration stages only, are without known bodies of commercial mineralization, and have no ongoing mining operations. Mineral exploration involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. Exploration of the Company’s mineral exploration may not result in any discoveries of commercial bodies of mineralization.

(2)                               There is no certainty that a feasibility study focusing on the Company’s Galeno deposit will conclude with positive results.

The Company’s Galeno deposit has reached the stage of development where a positive pre-feasibility study supported a decision by the Company to proceed with undertaking a feasibility study. The feasibility study, when completed, will determine whether economic development of the Galeno deposit is economically justifiable and feasible, and will also determine whether the Company can expect to raise sufficient financing in order for the Company to proceed with development. There can be no certainty that the feasibility study will conclude with positive results. Some additional factors which may affect the feasibility of mining the Galeno deposit include, but are not limited to: insufficient metallurgical recovery; the existence of penalty metals which render the project uneconomic; a decrease in metal prices; inadequate surface rights; insufficient water rights, power or other necessary infrastructure; impracticable mining economics; poor or dangerous ground conditions; lack of appropriate labour; inability to secure concentrate off-take agreements; and inhospitable climate or climate change.

(3)                               Government expropriation may result in the total loss of the Company’s mineral properties.

Even if the Company’s mineral properties are proven to host economic reserves of copper or other precious or non-precious metals, governmental expropriation may result in the total loss of the Company’s mineral properties without any compensation to the Company.

(4)                               Governmental regulation may have negative impacts on the Company.

The Company’s activities are subject to extensive Canadian, Peruvian and other foreign federal, state, provincial, territorial and local laws and regulations governing various matters, including:

•                  environmental legislation and protection;

•                  management and use of toxic substances and explosives;

•                  management of natural resources;

•                  exploration, development of mines, production and post-closure reclamation;

•                  exports;

•                  price controls;

•                  taxation;

•                  mining royalties;

•                  onerous development criteria;

•                  labour standards and occupational health and safety, including mine safety; and

•                  historic and cultural preservation.

The costs associated with compliance with these laws and regulations are substantial and possible future laws and regulations, changes to existing laws and regulations (including the imposition of higher taxes and mining royalties which has been implemented or threatened in Peru) or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expenses, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of its properties. Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits against the Company based upon damage to property and injury to persons resulting from the environmental, health and safety impacts of the Company’s past and current operations, or possibly even those actions of parties from whom the Company acquired its properties, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions. It is difficult to strictly comply with all regulations imposed on the Company. The Company retains competent and well trained individuals and consultants in jurisdictions in which it does business; however, there is no certainty that the Company will continuously be compliant with all applicable laws. The failure to comply with all applicable laws could lead to financial restatements, fines, penalties and other material negative impacts on the Company.

(5)                               Failure to comply strictly with applicable mining laws, regulations and local practices may have a material adverse impact on the Company’s operations or business.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriations of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. Any such loss, reduction or imposition of partners could have a material adverse impact on the Company’s operations or business. Further, the increasing complexity of mining laws and regulations may render the Company incapable of strict compliance.

(6)                               The exploration and development of the Company’s properties is subject to extensive environmental laws and regulations.

The Company’s activities are subject to extensive laws and regulations governing the protection of the environment, waste disposal, worker safety, mine development and protection of endangered and protected species. The Company’s ability to obtain permits and approvals and to successfully operate in particular communities may be adversely impacted by real or perceived detrimental events associated with the Company’s activities or those of other mining companies affecting the environment, human health and safety of the surrounding communities. Delays in obtaining or failure to obtain government permits and approvals may adversely affect the Company’s ability to explore or develop its properties. The Company has made, and expects to make in the future, significant expenditures to comply with such laws and regulations and, to the extent possible, create social and economic benefit in the surrounding communities. Future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have an adverse impact on the Company’s financial condition.

(7)                               The Company may not be able to obtain or renew permits that are necessary to its operations.

In the ordinary course of business, the Company is required to obtain and renew governmental permits for existing operations and any ultimate development, construction and commencement of new mining operations. Obtaining or renewing the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and often involving public hearings and costly undertakings on the Company’s part. The duration and success of the Company’s efforts to obtain and renew permits are contingent upon many variables not within its control, including the interpretation of applicable requirements implemented by the permitting authority. The Company may not be able to obtain or renew permits that are necessary to its operations, or the cost to obtain or renew permits may exceed what the Company believes it can recover from a given property once in production.

Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine, which could adversely impact the Company’s operations and profitability.

(8)                               The Company has no significant source of operating cash flow and failure to generate revenues in the future could cause the Company to go out of business or require the Company to raise funds causing dilution.

The Company has no revenues from operations and has recorded losses since its inception. The Company has limited financial resources. The Company’s ability to achieve and maintain profitability and positive cash flow is dependent upon the Company being able to:

•                  locate a profitable mineral property;

•                  generate revenues in excess of expenditures; and

•                  reduce exploration and administrative costs in the event revenues are insufficient.

Additional funds raised by the Company through the issuance of equity or convertible debt securities will cause the Company’s current shareholders to experience dilution. Such securities may grant rights, preferences or privileges senior to those of the Company’s common shareholders. There is no certainty the Company will be able to raise funds in the event it needs to do so.

The Company does not have any contractual restrictions on its ability to incur debt and, accordingly, the Company could incur significant amounts of indebtedness to finance its operations. Any such indebtedness could contain covenants, which would restrict the Company’s operations.

(9)                               The mineral exploitation industry is intensely competitive in all its phases and the Company competes with many companies possessing greater financial resources and technical facilities.

The mineral exploitation industry is intensely competitive in all its phases. The Company competes with many companies possessing greater financial resources and technical facilities and abilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees. In addition, there is no assurance that even if commercial quantities of minerals are discovered, a ready market will exist for their sale. Factors beyond the control of the Company may affect the marketability of any minerals discovered. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates and global or regional consumption patterns, speculative activities, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital or losing its invested capital. As the Company is in the exploration stage, the above factors have had no material impact on operations or income.

(10)                        Substantial expenditures are required to be made by the Company to establish proven mineral reserves and expand its probable mineral reserves, and the Company either may not discover minerals in sufficient quantities or grade or may not have the necessary required funds.

Substantial expenditures are required to establish proven mineral reserves and expand the Company’s probable mineral reserves through drilling. Although substantial benefits may be derived from the discovery of a major mineralized deposit, the Company may not discover minerals in sufficient quantities or grades to justify commercial operation and the funds required for development may not be obtained on a timely basis. Estimates of reserves and mineral deposits can also be affected by environmental factors, unforeseen technical difficulties and unusual or unexpected geological formations. In addition, the grade of mineral ultimately mined may differ from that indicated by drilling results. Material changes in mineral reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

(11)                        The lack of available infrastructure may adversely affect the Company’s operations and profitability.

Mining, development and/or exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay development of the Company’s projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that the development of the Company’s projects will be commenced or completed on a timely basis, if at all; the Company’s operations will achieve anticipated results; or the construction costs and ongoing operating costs associated with the development of the Company’s advanced-stage projects will not be higher than anticipated. In addition, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations and profitability.

(12)                        The Company currently has very limited insurance and as a consequence could incur considerable losses or costs including loss of its properties.

Mineral exploration involves risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest may be subject to all the hazards and risks normally incidental to exploration of precious and non-precious metals, any of which could result in work stoppages, damage to property, and possible environmental damage. The Company has very limited commercial liability insurance and does not presently intend to increase its liability insurance. As a result of having limited insurance, the Company could incur significant costs that could have a materially adverse effect on its financial condition and even cause the Company to cease operations.

To date, the Company has not experienced any material losses due to hazards arising from its operations.

(13)                        Developments regarding aboriginal, first nations and indigenous communities may alter the Company’s existing arrangements or conventions.

The Company operates in areas inhabited by aboriginal, first nations and indigenous communities. Developing laws and movements respecting the acquisition of lands and other rights from such communities may negatively alter the Company’s existing arrangements or conventions or negatively impact the Company and its plans.

(14)                        The Company’s mineral properties may be subject to prior unregistered agreements or transfers or native land claims and as such title to some of the Company’s mineral properties may be affected.

Although the Company has sought and received such representations as it has been able to achieve from vendors in connection with the acquisition of or options to acquire an interest in its mining properties and has conducted its own investigation of legal title to each such property, the mining properties may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.

(15)                        The increased involvement of local communities and non-governmental organizations may adversely affect the Company’s operations.

In recent years, local communities and non-governmental organizations (“NGOs”) have become more vocal and active with respect to mining activities. These communities and NGOs have taken assertive actions to prevent or delay mining activities, including effecting road closures and work stoppages and initiating legal proceedings to seek damages. In some cases, local communities and NGOs have also taken similar action against prior owners of mining properties. There is no assurance that the Company’s operations will not be affected by local communities and NGOs.

(16)                        The price of copper, base and precious metals has fluctuated widely in recent years and may adversely affect the economic viability of any of the Company’s mineral properties.

The Company’s revenues, if any, are expected to be in large part derived from the mining and sale of copper and other precious and non-precious metals. The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company’s control including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, consumption patterns, speculative activities and increased production due to new mine developments and improved mining and production methods. The effect of these factors on the price of copper, base and precious metals and therefore the economic viability of any of the Company’s mining properties cannot be accurately predicted but may adversely affect the Company’s operations, share price, market capitalization with value, and its ability to raise capital.

(17)                        The business of exploration for minerals and development of mineral properties involves a high degree of risk, as a result, few properties that are explored are ultimately developed into producing mines.

The Company’s exploration and development activities are subject to a high degree of risk due to factors that, in some cases, cannot be foreseen or anticipated. The operations of the Company may be disrupted by a variety of risks and hazards which may be beyond the control of the Company. These risks include, but are not limited to, labour disruptions, the inability to obtain adequate sources of power, suitable or adequate machinery and equipment and the inability to retain consultants and other experts. In addition, the Company may be unable to acquire or obtain such things as water rights and surface rights which may be critical for the continued advancement of exploration and/or development activities on its mineral properties.

(18)                        All of the Company’s mineral properties are in a foreign country and as such, the Company’s business may be exposed to various levels of political, economic and other risks and uncertainties.

All of the Company’s properties are located in Peru. As the Company’s business is carried on in a foreign country it is exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to: terrorism; hostage taking; military repression; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. The status of Peru as a developing country may make it more difficult for the Company to obtain any required exploration financing for its projects.

Changes, if any, in mining or investment policies or shifts in political attitude in Peru may adversely affect the Company’s operations or potential profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s operations or potential profitability.

(19)                        Foreign Subsidiaries

The Company conducts operations through foreign subsidiaries and substantially all of its assets are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict the Company’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Company’s valuation and stock price.

(20)                        There are risks relating to an uncertain or unpredictable political environment which may affect the Company’s operations in that country.

All of the Company’s mineral properties are located in Peru. There are risks relating to an uncertain or unpredictable political environment in Peru. In the short term, significant macroeconomic instability in the region is expected to negatively impact on the business environment and may lead to longer term negative changes in the national approach taken to ownership by foreign companies of natural resources.

There is the risk of political violence and increased social tension in Peru as a result of the increased civil unrest, crime and labour unrest. Roadblocks by members of the local communities, unemployed people and unions can occur on most national and provincial routes without notice. Civil disruptions may become more frequent if the economic situation in Peru continues to deteriorate. A large portion of Peru’s population have expressed displeasure at the outcome of most recent elections and appear willing to engage in protest and civil unrest.

Peru has experienced political and social unrest and protestors have from time to time targeted foreign mining firms. As an example of political unrest, in January 2005, a retired army major and a group of armed followers captured a police station in Andahuaylas, a small town in the southern Andes and subsequently killed four policemen. The rebel leader listed a number of grievances against Peru’s President Alejandro Toledo, including that he had sold out Peru’s interests to foreigners, and demanded that he resign. The incident lasted three days until all of the rebels were captured and put in jail in Lima pending charges.

Alan Garcia was elected President of Peru in a run-off vote held on June 4, 2006 following elections held during April in which none of the candidates received more than 50% of the vote. Mr. Garcia, the candidate of the American Popular Revolutionary Alliance who has been described in the media as a socialist, pledged during his campaign to promote trade, attract international investment, reduce poverty and contain inflation. Mr. Garcia was President of Peru from 1985 to 1990 during a period of high inflation, currency devaluation, economic stagnation and significant terrorist activity. Mr. Garcia has to date had limited negative impact on business in Peru.

(21)                        Peru has been the subject of terrorist activity in the past.

Peru has been the subject of terrorism by the Sendero Luminoso, a Maoist group intent on creating a socialist government, and the Tupac Amaru Revolutionary Movement (the “MRTA”). In recent years neither group has been active. In 1997, the Sendero Luminoso was implicated in a car-bombing. In 1996-1997, 17 people were killed when the MRTA attacked the Japanese embassy in Peru. The Company may not be able to find suitable labour for its Peruvian projects, may have difficulty in obtaining financing for its Peruvian projects and may not be able to continue its activities if the terrorism resumes.

(22)                        As the Company is a Canadian company it may be difficult for U.S. shareholders of the Company to effect service on the Company or to realize on judgments obtained against the Company in the United States.

The Company is a Canadian corporation. All of its directors and officers, with the exception of Mr. Marshall Koval, are residents of Canada and a significant part of its assets are, or will be, located outside of the United States. As a result, it may be difficult for shareholders resident in the United States to effect service within the United States upon the Company, directors, officers or experts who are not residents of the United States, or to realize in the United States judgments of courts of the United States predicated upon civil liability of any of the Company and its directors or officers under any United States securities laws. If a judgment is obtained in the U.S. courts based on civil liability provisions of U.S. securities laws against the Company or its directors or officers, it will be difficult to enforce the judgment in the Canadian courts against the Company and any of the Company’s non-U.S. resident executive officers or directors. Accordingly, United States shareholders may be forced to bring actions against the Company and its respective directors and officers under Canadian law and in Canadian courts in order to enforce any claims that they may have against the Company or its directors and officers. Nevertheless, it may be difficult for United States shareholders to bring an original action in the Canadian courts to enforce liabilities based on U.S. securities laws against the Company and any of the Company’s non-U.S. resident executive officers or directors.

(23)                        The Company has not declared any dividends since its inception in 2005, and has no present intention of paying any cash dividends on its common stock in the foreseeable future.

The Company has not declared any dividends since its inception in February 2005, and has no present intention of paying any cash dividends on its common stock in the foreseeable future. The payment by the Company of dividends, if any, in the future, rests in the discretion of the Company’s Board of Directors and will depend, among other things, upon the Company’s earnings, its capital requirements and financial condition, as well as other relevant factors.

(24)                        The possible issuance of additional shares may impact the value of the Company’s stock.

The Company is authorized to issue an unlimited number of shares of common stock without par value. It is the Company’s intention to issue more shares. Sales of substantial amounts of common stock (including shares issuable upon the exercise of stock options, the conversion of notes and the exercise of warrants), or the perception that such sales could occur, could materially adversely affect prevailing market prices for the common stock and the ability of the Company to raise equity capital in the future.

(25)                        Forward Looking Statements.

This AIF includes “forward-looking statements.”  A shareholder or prospective shareholder should bear this in mind when assessing the Company’s business. All statements, other than statements of historical facts, included in this registration statement, including, without limitation, the statements under and located elsewhere herein regarding industry prospects and the Company’s financial position are forward-looking statements. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, it can give no assurance that such expectation will prove to have been correct. There is significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions, financial markets, copper and other metal prices, technology and exploration hazards. (See Page 1 – “Special Note Regarding Forward-Looking Statements.)

(26)                        The Company’s future performance is dependent on key personnel, consultants and service providers. The loss of the services of any of the Company’s executives or directors could have a material adverse effect on the Company’s business.

The Company’s performance is substantially dependent on the performance and continued efforts of the Company’s executives and its Board of Directors, as well as key consultants and service providers. The loss of the services of any of the Company’s executives, directors, consultants or service providers could have a material adverse effect on the Company’s business, results of operations and financial condition. The Company currently does not carry any key person insurance on any of its executives or directors. The Company has limited resources and is currently unable to compete with larger organizations with respect to compensation and perquisites.

(27)                        Certain of the Company’s directors are also directors, officers or shareholders of other companies that are engaged in the business of acquiring, developing and exploiting natural resource properties and accordingly conflicts of interest may arise.

Certain of the Company’s directors are also directors or officers of other companies, including Global, which are engaged in the business of acquiring, developing and exploiting natural resource properties.   Such associations may give rise to conflicts of interest from time to time.  As a result, opportunities provided to a director of the Company may not be made available to the Company, but rather may be offered to a company with competing interests.  The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company, to disclose any personal interest which they may have in any project or opportunity of the Company, and to abstain from voting on such matters.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosure by the directors of conflicts of interests and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers.

In order to address conflicts or perceived conflicts as they relate to Global and the Company, the companies have agreed that Global shall be given the first right to acquire all copper exploration properties with known defined resources in Chile and Argentina of which any of the companies or their directors (excluding independent directors) or officers become aware, and the Company shall be given the first right to acquire all copper exploration properties with known defined resources in Peru of which any of the companies or their directors (excluding independent directors) or officers become aware. In addition each company shall have the first right to acquire any asset which is subject of an existing agreement or is complementary or adjacent to their existing properties. The companies have agreed to review and renew this commitment annually. See “Conflicts of Interest” for further disclosure.

(28)                        An increase in the number of legal proceedings brought against the Company or its properties can have a material adverse impact on the Company and its activities.

In recent years, due to the effect of metal prices on the value of mining properties and the corresponding increase of funds made available to mining companies, it has become increasingly common for third parties to initiate legal proceedings against businesses engaged in mining activities, irrespective of whether such legal proceedings have any legal merit. An increase in the number of legal proceedings brought against the Company or its properties can have a material impact on the Company by substantially delaying its activities, causing interruptions for management, triggering unbudgeted legal costs and creating contingent liabilities which may not be resolved for an extended period of time or which may not be resolved in the Company’s favour.

(29)                        The Company may not have timely access to service providers who are familiar with NI 43-101 and there can be no assurance that the Company will be able to satisfy the requirements of NI 43-101.

The Company relies on and works with a number of foreign entities and service providers who are not familiar with the requirements of, and who do not meet the definition of “qualified person” for the purposes of, NI 43-101. As a result, the Company may not be in a position to satisfy the timely disclosure requirements for required scientific and technical information under NI 43-101. The failure to strictly comply with NI 43-101 may result in regulatory reviews of proceedings being initiated against or penalties being imposed upon the Company by applicable securities regulatory authorities in Canada, which may negatively impact the price of the Common Shares.

(30)                        The Company may fail to achieve and maintain the adequacy of internal control over financial reporting as per the requirements of the United States Sarbanes-Oxley Act.

Beginning in the 2008 fiscal year, the Company will be required to satisfy the requirements of Section 404 of the United States Sarbanes-Oxley Act of 2002 (“SOX”). Section 404 of SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting. In the 2009 fiscal year, the Company’s independent auditors will be required to issue an attestation report addressing management’s annual assessment. In the future, the Company may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing and timely basis could result in the loss of investor confidence  in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of the Common Shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation could harm the Company’s operating results or cause it to fail to meet its reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods or maintain all of the controls necessary for continued compliance and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly traded companies. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s control and procedures could also be limited by simple errors, faulty judgments or corrupt fraudulent behaviour. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to improve its internal controls over financial reporting. Although the Company intends to devote substantial time and incur costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with Section 404.

DIVIDENDS

The Company has not paid any dividends on its common shares since its incorporation, nor has it any present intention of doing so. The Company anticipates that all available funds will be used to undertake exploration and development programs on its mineral properties as well as for the acquisition of additional mineral properties. Other than lack of available funds, there are no restrictions on the Company’s ability to pay dividends.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

The Company is authorized to issue an unlimited number of common shares without nominal or par value. As of September 18, 2007, there are 29,319,442 common shares issued and outstanding. In addition, 1,808,000 common shares are reserved for issuance pursuant to the exercise of stock options granted to directors, officers, and employees of the Company.

All of the issued common shares of the Company are fully paid and non-assessable. All of the common shares issued rank equally as to dividends, voting rights (one vote per share) and distribution of assets on winding up or liquidation. Shareholders have no pre-emptive rights, nor any right to convert their common shares into other securities. There are no existing indentures or agreements affecting the rights of shareholders other than the Notice of Articles and Articles of the Company.

MARKET FOR SECURITIES

Market

The common shares of the Company are listed and posted for trading on the Toronto Stock Exchange under the symbol “NOC”. The shares commenced trading on May 19, 2005.

Trading Price and Volume

The following table sets forth the particulars of the trading of the common shares of the Company during the most recently completed financial year:

Month	High	Low	Trading Volume
July 2006	$4.20	$3.12	144,800
August 2006	$4.50	$3.60	309,900
September 2006	$4.87	$4.15	113,700
October 2006	$6.81	$4.32	145,600
November 2006	$7.38	$5.59	119,000
December 2006	$7.29	$5.68	97,200
January 2007	$6.69	$5.37	104,100
February 2007	$7.24	$5.80	114,300
March 2007	$8.12	$5.87	109,100
April 2007	$9.97	$7.55	143,900
May 2007	$11.66	$9.90	172,700
June 2007	$11.50	$10.09	102,000

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The name, province or state and country of residence, position with and principal business or occupation in which each director and executive officer of the Company has been engaged during the immediately preceding five years, is as follows:

Name, Position, Province or State and Country of Residence	Principal Occupation or Employment for the Past Five Years	Director Since
ROSS BEATY British Columbia, Canada Director	Geologist. Chairman of the Board of Pan American Silver Corp., a silver mining company, since September, 1988.	August 9/06

Name, Position, Province or State and Country of Residence	Principal Occupation or Employment for the Past Five Years	Director Since
Ross Cory (1), (2), (3) British Columbia, Canada Director	Senior Vice President of Raymond James Ltd., an investment counselling firm, since 1989; currently on long-term leave of absence from Raymond James Ltd.	May 9/05

ANTHONY FLOYD British Columbia, Canada Director	Geologist. President of Inca Pacific Resources Inc., a junior exploration company, since April 1994.	May 9/05

MARSHALL KOVAL Washington, U.S.A. Chief Executive Officer, President and Director

Geologist. President of the Company since May 9, 2005; Senior Principal of Hart Crowser Inc., an engineering consulting firm, and President of Pincock Allen & Holt, a mining and engineering consulting firm, from 1991 to 2002.

May 10/06

DONALD SHUMKA (1), (3) British Columbia, Canada Director	President of Walden Management Ltd., a management company, since 2004; Managing Director of Raymond James Ltd., an investment counselling firm, from 1993 to 2004.	May 9/05

JOHN WRIGHT (1), (2) British Columbia, Canada Director	Metallurgical Engineer; President and Chief Operating Officer of Pan American Silver Corp., a silver mining company, until July 1, 2003	May 9/05

SANDRA LIM British Columbia, Canada Chief Financial Officer

Certified General Accountant. Chief Financial Officer of the Company since May 9, 2005; Associate with G. Ross McDonald, Chartered Accountant (which merged with Smythe Ratcliffe, Chartered Accountants) from November 1988 to May 2005.

N/A

(1)          Member of Audit Committee.

(2)          Member of Compensation Committee.

(3)          Member of Nominating and Governance Committee.

The information as to residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective individuals.

The term of office for the Company’s directors and officers and members of the Company’s committees expires at each annual general meeting. The board of directors after each such meeting appoints the Company’s officers and committees for the ensuing year.

As of September 18, 2007, the directors and executive officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 7,313,601 common shares, which together represent approximately 24.95% of the Company’s issued and outstanding common shares and also hold incentive stock options to purchase 1,120,000 common shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of the directors, officers or promoters of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company are, or have been within the past ten years, a director or executive officer of other company which, during such individual’s tenure:

(a)                                  was the subject of a cease trade or similar order or an order that denied that company access to any statutory exemptions under securities legislation for a period exceeding 30 consecutive days;

(b)                                 was subject to an event that resulted, after the director of executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied that issuer access to any statutory exemptions under securities legislation for a period exceeding 30 consecutive days; or

(c)                                  within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that issuer.

None of the directors, officers or promoters of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company are, or have been within the past ten years, directors, officers or promoters of other companies which were declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with any creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that company.

None of the directors or executive officers of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has been subject to:

(a)                                  any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)                                 any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

All of the Company’s directors are also directors or officers of other companies, including Global, that are engaged in the business of acquiring, developing and exploiting natural resource properties. In addition Anthony Floyd, a director of the Company, is also the president, a principal and a director of Inca Pacific Resources Inc. (“Inca”). Inca is a junior mining company engaged in the exploration of copper in Peru. Such associations may give rise to conflicts of interest from time to time. As a result, opportunities provided to a director of the Company may not be made available to the Company, but rather may be offered to a company with competing interests. The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company, to disclose any personal interest which they may have in any project or opportunity of the Company, and to abstain from voting on such matters.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosure by the directors of conflicts of interests and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers.

In order to address conflicts or perceived conflicts as they relate to Global, Inca and the Company the companies have agreed that the Company shall be given the first right to acquire all copper exploration properties with known defined resources in Peru of which any of the companies or their directors (excluding independent directors) or officers become aware, Global shall be given the first right to acquire all copper exploration properties with known defined resources in Chile and Argentina of which any of the companies or their directors (excluding independent directors) or officers become aware, Inca shall be given the first right to acquire all greenfield copper exploration opportunities, without defined resources, in Peru of which any of the companies or their directors (excluding independent directors) or officers become aware. In addition each company shall have the first right to acquire any asset which is subject of an existing agreement or is complementary or adjacent to their existing properties. The companies have agreed to review and renew this commitment annually. Lumco was sold to an arms length third party in November, 2006. Prior to the sale of Lumco, the aforementioned agreement also extended to Lumco whereby Lumco was given the first right to acquire all copper exploration properties with known or defined resources in Canada of which any of the companies or their directors (excluding independent directors) or officers become aware,

LEGAL PROCEEDINGS

In May, 2007 an action was filed against the Company in connection with its purchase, in 2005, of 398 hectares of surface rights from a Peruvian landowner, pursuant to a land transfer agreement. The surface rights are situated over the Galeno deposit. The former landowner has filed an action seeking to nullify the land transfer agreement, or in the alternative, to demand a higher price for the surface rights purchased by the Company. In addition, the former landowner is seeking damages of 10 million Peruvian sols. The Company believes the action is wholly without merit and has contested the action in the Peruvian law courts.

Other than as disclosed above, the Company and its properties or holdings are not subject to any legal or other actions, current or pending, which may materially affect the Company’s operating results, financial position or property ownership.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The Company has an Executive Bonus/Retention Agreement, which became effective May 15, 2005, with its President, Marshall Koval. Under the agreement, if Mr. Koval remains under contract with the Company until the following dates, he will be entitled to the following bonus shares: (i) 10,000 common shares until May 15, 2006 (issued); (ii) a further 10,000 common shares until May 15, 2007 (issued) and (iii) a further 10,000 common shares until May 15, 2008.

In addition, should Mr. Koval be under contract with the Company at such time as the price of the Company’s shares reaches: (i) $3.00 and trades at or above an average of $3.00 for a period of 20 consecutive trading days, the Company will award 15,000 common shares as a fully-earned bonus (issued); and (ii) $6.00 and trades at or above an average of $6.00 for a period of 20 consecutive trading days, the Company will award a further 15,000 common shares as a fully-earned bonus (issued).

Further, provided Mr. Koval is under contract with the Company when the Company undertakes a sale in respect of its Galeno property, in a single transaction, for a value greater than $70,000,000, Mr. Koval shall be awarded 40,000 shares of the Company as a fully-earned bonus.

The Company also has agreements with all of its directors and officers pursuant to which retention or compensation payments in the aggregate amount of $1,645,000 will become payable by the Company upon the termination of services provided by these individuals to the Company in connection with a change of control of the Company.

TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent of the Company is Pacific Corporate Trust Company at its offices in Vancouver, BC, at 2nd Floor, 510 Burrard Street, Vancouver, BC V6C 3B9, and in Toronto, Ontario, at 66 Wellington Street West, TD Tower, Suite 5210, Toronto, ON  M5K 1J3.

MATERIAL CONTRACTS

The Company has entered into the following material contracts:

1.                                      Management Consulting Agreement and Executive Bonus/Retention Agreement, effective May 15, 2005, with its President, Marshall Koval. See “Interest of Management and Others in Material Transactions”.

2.                                      Arrangement Agreement dated March 28, 2005 among Regalito, Global, Lumco and the Company. See “General Development of the Business – Reorganization”.

3.                                      Option Agreement dated April 25, 2003 between Regalito and ASUMIN, which was assigned to the Company pursuant to the Arrangement. See “Description of Business – Galeno Property”.

4.                                      Extrajudicial Conciliation agreement dated April 2, 2007 among the Company, Lumina Copper S.A.C., Proemina S.A.C. and El Molino de Cajamarca. See “Description of Business – Galeno Property.”

5.                                      Private Agreement dated July 16, 2007 among Lumina Copper S.A.C., Mrs. Ina Maria Drago Ludowieg, Mr. Maco Antonio Alarcón Plana and Mrs. Ivana Carughi Ferrini. See “ – Recent Developments”.

INTERESTS OF EXPERTS

To the best of the Company’s knowledge, none of B. Davis, FAusIMM, R. Sim, P.Geo, R. Hyyppa, PE, S. Elfen, PE and W.L. Rose, PE, the authors of the Technical Report, or Norwest Corporation,  Samuel Engineering, Inc., WLR Consulting, Inc. and Vector Peru S.A.C. have any interests in or hold any securities of the Company.

AUDIT COMMITTEE AND EXTERNAL AUDITOR SERVICES

Audit Committee

Pursuant to the provisions of Multilateral Instrument 52-110 Audit Committees (“MI 52-110”) reporting issuers in those jurisdictions which have adopted MI 52-110 are required to provide disclosure with respect to its audit committee including the text of the audit committee’s charter, composition of the committee, and the fees paid to the external auditor. Accordingly, the Company provides the following disclosure with respect to its Audit Committee:

Audit Committee Charter

1.                                       Mission

Senior management, as overseen by the Board of Directors, has primary responsibility for the Company’s financial reporting, accounting systems and internal controls. The Audit Committee is a standing committee of the Board of Directors established to assist the Board of Directors in fulfilling its responsibilities in this regard.

2.                                       Composition and Meetings

(a)                                 The Audit Committee shall be composed of three independent directors.

(b)                                The members of the Audit Committee shall be appointed by the Board of Directors to serve one year terms and are permitted to serve an unlimited number of consecutive terms.

(c)                                 The Audit Committee shall meet at least four times per year and any member may call special meetings as required. A quorum at meetings of the Audit Committee shall be two members.

(d)                                The minutes of the Audit Committee meetings shall accurately record the decisions reached and shall be distributed to all directors with copies to the chief financial officer and the external auditor.

3.                                       Responsibilities

(a)                                  Financial Information

Review:

(i)                                    the annual financial statements and recommend their approval to the Board, after discussing matters such as the selection of accounting policies, major accounting judgements, accruals and estimates with management;

(ii)                                 other financial information included in the annual report;

(iii)                              the annual information form;

(iv)                             management’s discussion and analysis contained in the annual report and quarterly statements, if any;

(v)                                the planning and results of the external audit, including:

A.                                   the auditor’s engagement letter;

B.                                    the reasonableness of the estimated audit fees;

C.                                    the scope of the audit, including materiality, locations to be visited, audit reports required, areas of audit risk, timetable, deadlines and coordination with internal audit;

D.                                   the post-audit management letter together with management’s response;

E.                                     the form of the audit report;

F.                                     any other related audit engagements (e.g. audit of the company pension plan);

G.                                    assessing the auditor’s performance;

H.                                   recommending the auditor for appointment by the Board; and

I.                                        meeting privately with the auditors to discuss pertinent matters, including the quality of accounting personnel.

(vi)                              the planning and results of non-audit services performed by the auditor. The Audit Committee will approve once per fiscal year those services which are pre-approved for the fiscal year, and the maximum amounts which may be incurred on such services. The pre-approval requirement is waived if:

A.                                  the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of fees paid by the Company to its auditors during the fiscal year in which the non-audit services are provided;

B.                                    such services were not recognized by the Company at the time of the engagement to be non-audit services; and

C.                                    such services are promptly brought to the attention of the Audit Committee by the Company and approved prior to the completion of the audit by the Audit Committee or by one or more members of the Audit Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Audit Committee. Provided the pre-approval of the non-audit services is presented to the Audit Committee’s first scheduled meeting following such approval, such authority may be delegated by the Audit Committee to one or more members of the Audit Committee.

(b)                                 Interim Financial Statements

(i)                                   Obtain reasonable assurance on the process for preparing reliable quarterly interim financial statements from discussions with management and, where appropriate, reports from the external and internal auditors.

(ii)                                Review, or engage the external auditors to review, the quarterly interim financial statements.

(iii)                             Obtain reasonable assurance from management about the process for ensuring the reliability of other public disclosure documents that contain audited and unaudited financial information.

(c)                                  Accounting System and Internal Controls

(i)                                   Obtain reasonable assurance from discussions with and(or) reports from management, and reports from external and internal auditors that the Company’s accounting systems are reliable and that the prescribed internal controls are operating effectively.

(ii)                                Direct the auditors’ examinations to particular areas.

(iii)                              Request the auditors to undertake special examinations (e.g., review compliance with conflict of interest policies).

(iv)                             Review control weaknesses identified by the external and internal auditors, together with management’s response.

A.                                  Review the appointments of the chief financial officer and key financial executives.

B.                                    Review accounting and financial human resources and succession planning within the Company.

(d)                                 Internal Audit

If required or deemed necessary,

(i)                                    Review the terms of reference of the internal audit function and the appointment of the director of the internal audit.

(ii)                                 Review the resources, budget, reporting relationships and planned activities of the internal audit function.

(iii)                              Review internal audit findings and determine that they are being properly followed up.

(e)                                  Statutory Responsibilities

Ensure compliance by the Company of any regulatory requirements.

(f)                                    Other Responsibilities

Additional responsibilities to be defined as required, but may include:

(i)                                    reviewing the prospectuses and other offering memoranda;

(ii)                                 monitoring compliance with the corporate code of conduct;

(iii)                              investigating fraud, illegal acts or conflicts of interest;

(iv)                             discussing selected issues with corporate counsel; and

(v)                                reviewing compliance with environmental codes of conduct and legislation.

(g)                                 Liaison with Other Financial Officer/Audit Committees of Subsidiary Companies

(i)                                    Review the mandate and terms of reference of a subsidiary’s Audit Committee.

(ii)                                 Review the report(s) of the subsidiary’s Audit Committee to its Board of Directors.

(iii)                              Follow up, as appropriate, with management, the chairperson of the Audit Committee or the audit partner of the subsidiary on any matters of concern.

(h)                                 Reporting

(i)                                    Report, through the chairperson, to the Board of Directors following each meeting on the major discussions and decisions made by the Audit Committee.

(ii)                                 Report annually, through the Board of Directors, to the shareholders on the Audit Committee’s responsibilities and how it has discharged them.

(iii)                              Review the Audit Committee’s terms of reference annually and propose recommended changes to the Board of Directors.

4.            Regulations

(a)                                  The members and the chairperson of the Audit Committee shall be appointed by the Board of Directors for a one year term and may serve any number of consecutive terms.

(b)                                 The chairperson shall, in consultation with management and the auditors, establish the agenda for the meetings and ensure that properly prepared agenda materials are circulated to members with sufficient time for study prior to the meeting.

(c)                                  The Audit Committee shall have the power, authority and discretion delegated to it by the Board of Directors which shall not include the power to change the membership of or fill vacancies in the Audit Committee.

(d)                                 The Audit Committee shall conform to the regulations which may from time to time be imposed upon it by the Board of Directors.

(e)                                  The Audit Committee may meet and adjourn, as they think proper. Questions arising shall be determined by a majority of votes of the members of the Audit Committee present, and in the case of an equality of votes, the chairman shall not have a second or casting vote.

(f)                                    A resolution approved in writing by the members of the Audit Committee shall be valid and effective as if it had been passed at a duly called meeting. Such resolution shall be filed with the minutes of the proceedings of the Audit Committee and shall be effective on the date stated thereon or on the latest date stated in any counterpart.

(g)                                 The Audit Committee shall keep regular minutes of its meetings and record all material matters and shall cause such minutes to be recorded in the books kept for that purpose and shall distribute such minutes to the Board of Directors.

(h)                                 The Board of Directors shall have the power at any time to revoke or override the authority given to or acts done by the Audit Committee except as to acts done before such revocation or act of overriding and to terminate the appointment or change the membership of the Audit Committee or fill vacancies in it as it shall see fit.

(i)                                     A majority of the members of the Audit Committee shall constitute a quorum thereof.

(j)                                     The Audit Committee shall have unrestricted and unfettered access to all Company personnel and documents and shall be provided with the resources necessary to carry out its responsibilities.

Composition of Audit Committee

The Audit Committee is comprised of Ross Cory, John Wright and Donald Shumka, all of whom are independent directors of the Company within the meaning of MI 52-110. The Chairman of the Audit Committee is Donald Shumka. All members of the Audit Committee are financially literate. The Company considers “financial literacy” to be the ability to read and understand a company’s fundamental financial statements, including a company’s balance sheet, income statement and a cash flow statement. The members of the Audit Committee are elected by the Board of Directors at its first meeting following the annual shareholders’ meeting to serve one year terms and are permitted to serve an unlimited number of consecutive terms.

Relevant Education and Experience

In addition to each member’s general business experience, the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member is as follows:

Ross Cory – Mr. Cory, of Vancouver, BC, is a Senior Vice-President of Investment Banking at Raymond James Ltd. As a founding shareholder of a predecessor firm, Mr. Cory has held various senior executive positions in the investment industry since 1987 with a primary focus on providing investment banking services to the mining sector. Mr. Cory is currently on long term leave from Raymond James Ltd. Mr. Cory is also a director of Eldorado Gold Corporation. Mr. Cory is a graduate of the University of British Columbia with a Bachelor of Science degree in General Sciences and a MBA in Finance and International Business.

Donald Shumka – Mr. Shumka, of Vancouver, BC, is Managing Director of Walden Management Ltd., a firm providing financial consulting services to a variety of clients. Mr. Shumka received his Bachelor of Arts degree from the University of British Columbia and a Master of Business Administration from Harvard University. From 1996 to 1979 he worked in a variety of positions in the forestry industry, from 1979 to 1989 he was Vice-President and Chief Financial Officer of West Fraser Timber Co. Ltd., and from 1989 to 2004 he headed the Forest Products Group for two Canadian investment banks. Mr. Shumka has been active in the not for profit sector and is currently Chair of the British Columbia Arts Council. Mr. Shumka is also a director of Eldorado Gold Corporation and Paladin Resources Ltd.

John Wright – Mr. Wright, of Vancouver, BC, is a Metallurgical Engineer and Honours graduate of Queens University in Ontario. Mr. Wright is a co-founder, director and former President and Chief Operating Officer of Pan American Silver Corp. and was co-founder of Equinox Resources. Mr. Wright is also a director of Global Copper Corp. Previously, he spent 10 years with Teck Cominco where he worked at the Trail Smelter operations and later participated in the management of the feasibility studies, marketing and mine construction at the Afton, Highmont, Bull Moose and David Bell Mines.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemptions in Sections 2.4 (De Minimis Non-audit Services), 3.2 (Initial Public Offerings), or 3.4 (Death, Disability or Resignation of Audit Committee Member) of MI 52-110, or an exemption from MI 52-110, in whole or in part, granted under Part 8 (Exemptions) of MI 52-110.

Reliance on the Exemption in Subsection 3.3(2) or Section 3.6

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Subsection 3.3(2) (Controlled Companies) or Section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances) of MI 52-110.

Reliance on the Exemption in Subsection 3.8

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 3.8 (Acquisition of Financial Literacy) of MI 52-110.

Audit Committee Oversight

At no time since the commencement of the Company’s most recent completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading “Audit Committee and External Auditor Services – Audit Committee – Audit Committee Charter”.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company’s external auditors in each of the last three fiscal years are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees(1)		Tax Fees(2)		All Other Fees(3)
2007	$58,000		$5,220		$2,000	$	nil
2006	$75,449		$38,876		$2,175	$	nil
2005	$25,000(4)	$	nil	$	nil	$	nil

(1)          Fees charged for assurance and related services reasonably related to the performance of an audit, and not included under “Audit Fees”.

(2)          Fees charged for tax compliance, tax advice and tax planning services.

(3)          Fees for services other than disclosed in any other column.

(4)          For the period from the date of incorporation on February 28, 2005 to June 30, 2005.

ADDITIONAL INFORMATION

Information relating to the Company may be found under the Company’s profile on the SEDAR website at www.sedar.com. The information available at www.sedar.com includes copies of the full text of the technical report prepared for the Company in respect of the Company’s Galeno property described herein. Further details of the Arrangement are set out in the Regalito Circular under the heading “The Arrangement”, which section is incorporated by reference into this AIF. The Regalito Circular may be found under Regalito’s profile on SEDAR website at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, securities authorized for issuance under equity compensation plans, where applicable, is contained in the Company’s information circular for its annual general meeting scheduled to be held on November 7, 2007.

Additional financial information is provided in the Company’s audited consolidated financial statements and management discussion and analysis for the fiscal year ended June 30, 2007.

Document No. 2

(An Exploration  Stage Enterprise)

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2007 and 2006

TSX:   NOC

www.northernperu.com

Grant Thornton LLP

Chartered Accountants

Management Consultants

Canadian Member of

Grant Thornton International

Report of Independent Registered Chartered Accounting Firm

To the Shareholders of Northern Peru Copper Corp.

We have audited the accompanying consolidated balance sheets of Northern Peru Copper Corp. (An Exploration Stage Enterprise) and subsidiaries, as at June 30, 2007 and 2006 and the consolidated statements of operations and deficit, cash flows and changes in shareholders’ equity for the years ended June 30, 2007 and 2006, for the period from inception (February 28, 2005) to June 30, 2005 and for the cumulative period from inception (February 28, 2005) to June 30, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in Canada. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Northern Peru Copper Corp. and subsidiaries as at June 30, 2007 and 2006 and the results of their operations and their cash flows for the years ended June 30, 2007 and 2006, for the period from inception (February 28, 2005) to June 30, 2005 and for the cumulative period from inception (February 28, 2005) to June 30, 2007 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain respects from accounting principles generally accepted in the United States of America. Information related to the nature and effect of such differences is presented in Note 12 to the consolidated financial statements.

Vancouver, Canada	“Grant Thornton LLP” (signed)
September 18, 2007	Chartered Accountants

Suite 1600 – 333 Seymour Street

Vancouver, British Columbia

V6B 0A4

Tel:    (604) 687-2711

Fax:   (604) 685-6569

NORTHERN PERU COPPER CORP.

(An Exploration Stage Enterprise)

CONSOLIDATED BALANCE SHEETS

	June 30, 2007	June 30, 2006

ASSETS
CURRENT ASSETS
Cash	$7,056,669	$9,145,830
Receivables	35,753	22,381
Prepaid expenses	87,404	71,375

TOTAL CURRENT ASSETS	7,179,826	9,239,586

EQUIPMENT, net (Note 3)	94,922	43,236

MINERAL PROPERTIES (Note 4)	33,729,055	13,374,555

TOTAL ASSETS	$41,003,803	$22,657,377

LIABILITIES
CURRENT LIABILITIES
Accounts payable	$4,400,409	$1,171,989
Accrued liabilities	1,578,655	85,155

	5,979,064	1,257,144

FUTURE INCOME TAX (Note 10)	131,787	—

TOTAL LIABILITIES	6,110,851	1,257,144

SHAREHOLDERS’ EQUITY
SHARE CAPITAL (Note 6)	38,205,738	22,459,154

CONTRIBUTED SURPLUS (Note 7)	1,983,985	1,066,605

DEFICIT ACCUMULATED DURING THE EXPLORATION STAGE	(5,296,771)	(2,125,526)

TOTAL SHAREHOLDERS’ EQUITY	34,892,952	21,400,233

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$41,003,803	$22,657,377

Going concern (Note 1)

Commitments and contingencies (Notes 4(a) and 13)

Subsequent events (Note 14)

APPROVED BY THE DIRECTORS

“Marshall Koval”
Director

“Anthony Floyd”
Director

See Accompanying Notes to the Consolidated Financial Statements

NORTHERN PERU COPPER CORP.

(An Exploration Stage Enterprise)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

	For the
	Cumulative			For the
	Period from			Period from
	Inception			Inception
	(February 28,	For the	For the	(February 28,
	2005) to	Year Ended	Year Ended	2005) to
	June 30, 2007	June 30, 2007	June 30, 2006	June 30, 2005

GENERAL AND ADMINISTRATIVE EXPENSES
Management and administrative services	$2,832,533	$1,218,308	$1,106,861	$507,364
Consultants	350,056	350,056	—	—
Legal	334,714	293,979	40,735	—
Investor relations and promotion	395,048	187,933	201,293	5,822
Audit and accounting	247,668	132,692	89,316	25,660
Office and administration	179,912	104,974	69,497	5,441
Regulatory and transfer agent fees	133,404	74,939	56,416	2,049
Financing costs (Note 5(b))	60,082	60,082	—	—
Travel and accommodation	39,692	28,304	11,388	—
Amortization	12,698	2,469	10,070	159

	4,585,807	2,453,736	1,585,576	546,495

OTHER INCOME (EXPENSES)
Interest income	261,215	168,859	90,559	1,797
Foreign exchange gain (loss)	125,711	210,699	(72,611)	(12,377)
Donations (Note 2(l))	(1,005,000)	(1,005,000)	—	—
Property investigations	(92,890)	(92,067)	(558)	(265)

	(710,964)	(717,509)	17,390	(10,845)

NET LOSS FOR THE PERIOD	(5,296,771)	(3,171,245)	(1,568,186)	(557,340)

DEFICIT, BEGINNING OF PERIOD	—	(2,125,526)	(557,340)	—

DEFICIT, END OF PERIOD	$(5,296,771)	$(5,296,771)	$(2,125,526)	$(557,340)

BASIC AND DILUTED LOSS PER SHARE		$(0.12)	$(0.07)	$(0.08)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING, BASIC AND DILUTED		27,553,705	23,047,582	7,312,603

See Accompanying Notes to the Consolidated Financial Statements

NORTHERN PERU COPPER CORP.

(An Exploration Stage Enterprise)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the
	Cumulative			For the
	Period from			Period from
	Inception			Inception
	(February 28,	For the	For the	(February 28,
	2005) to	Year Ended	Year Ended	2005) to
	June 30, 2007	June 30, 2007	June 30, 2006	June 30, 2005

CASH PROVIDED FROM (USED IN):

OPERATING ACTIVITIES
Net loss for the period	$(5,296,771)	$(3,171,245)	$(1,568,186)	$(557,340)
Items not involving cash:
Amortization	12,698	2,469	10,070	159
Stock-based compensation	2,519,490	1,016,654	999,831	503,005

Net changes in non-cash working capital items:
Receivables	(34,645)	(13,372)	(20,254)	(1,019)
Prepaid expenses	(66,003)	(16,029)	(48,548)	(1,426)
Accounts payable	70,616	(4,942)	32,110	43,448
Accrued liabilities	1,303,250	1,218,095	60,155	25,000

	(1,491,365)	(968,370)	(534,822)	11,827

FINANCING ACTIVITIES
Shares issued for cash upon incorporation	1	—	—	1
Shares issued for cash upon reorganization of Lumina (Note 1(a))	3,274,555	—	—	3,274,555
Shares issued for cash, net of issue costs (Note 6(b)(i))	31,194,325	15,539,780	15,654,545	—

	34,468,881	15,539,780	15,654,545	3,274,556

INVESTING ACTIVITIES
Purchase of equipment	(122,246)	(63,781)	(35,739)	(22,726)
Expenditures on mineral properties	(30,396,024)	(20,105,557)	(10,067,433)	(223,034)
Accounts payable incurred for mineral property expenditures	4,322,018	3,233,362	1,088,656	—
Accrued liabilities incurred for mineral property expenditures	275,405	275,405	—	—

	(25,920,847)	(16,660,571)	(9,014,516)	(245,760)

INCREASE (DECREASE) IN CASH	7,056,669	(2,089,161)	6,105,207	3,040,623

CASH, BEGINNING OF PERIOD	—	9,145,830	3,040,623	—

CASH, END OF PERIOD	$7,056,669	$7,056,669	$9,145,830	$3,040,623

Supplemental cash flow information (Note 8)

See Accompanying Notes to the Consolidated Financial Statements

NORTHERN PERU COPPER CORP.

(An Exploration Stage Enterprise)

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

				Deficit
				Accumulated
				during the	Total
	Common Shares		Contributed	Exploration	Shareholders’
	Number	Amount	Surplus	Stage	Equity

Balance, February 28, 2005	1	$1	$—	$—	$1
Common stock issued pursuant to the reorganization of Lumina	20,917,441	6,153,591	—	—	6,153,591
Stock-based compensation			551,906		551,906
Net loss for the period ended June 30, 2005	—	—	—	(557,340)	(557,340)

Balance, June 30, 2005	20,917,442	6,153,592	551,906	(557,340)	6,148,158

Common shares issued for private placements, net of issue costs	6,065,000	15,643,845	—	—	15,643,845
Common shares issued on exercise of options	95,000	4,700	—	—	4,700
Fair value of options exercised	—	76,326	(76,326)	—	—
Common shares issued on exercise of warrants	100,000	6,000	—	—	6,000
Fair value of warrants exercised	—	224,211	(224,211)	—	—
Common shares issued for services	110,000	350,480	—	—	350,480
Stock based compensation	—	—	815,236	—	815,236
Net loss for the year ended June 30, 2006	—	—	—	(1,568,186)	(1,568,186)

Balance, June 30, 2006	27,287,442	22,459,154	1,066,605	(2,125,526)	21,400,233

Common shares issued for private placement, net of issue costs	2,000,000	15,539,700	—	—	15,539,700
Common shares issued on exercise of options	2,000	80	—	—	80
Fair value of options exercised	—	1,504	(1,504)	—	—
Common shares issued for services	25,000	205,300	—	—	205,300
Stock based compensation	—	—	918,884	—	918,884
Net loss for the year ended June 30, 2007	—	—	—	(3,171,245)	(3,171,245)

Balance, June 30, 2007	29,314,442	$38,205,738	$1,983,985	$(5,296,771)	$34,892,952

See Accompanying Notes to the Consolidated Financial Statements

NORTHERN PERU COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2007

1.                                     NATURE OF OPERATIONS

Going concern and operations

Northern Peru Copper Corp. was incorporated on February 28, 2005, pursuant to the Business Corporations Act of British Columbia and was inactive until May 19, 2005. On this date, Lumina Copper Corp. (“Lumina”) completed a reorganization, by way of a statutory plan of arrangement, and restructured into four separate companies, Lumina, which changed its name to Regalito Copper Corp., and three new companies, one of which was Northern Peru Copper Corp. Shareholders of Lumina received one share of each of the three new companies for each share held in the existing company.

The Company is one of the three new companies formed under the reorganization. The Company received all of the issued and outstanding shares of Lumina Copper SAC, a company incorporated under the laws of Peru, and 1327008 Ontario Ltd., a company incorporated under the laws of Canada, which together hold an option to acquire a 100% interest in the Galeno property and a 100% interest in the Pashpap property. The Company also received cash and other net assets from Lumina. In consideration, the Company issued 20,917,441 common shares. These shares were valued at $6,153,591, being the aggregate value of the cash received and the carrying value of the vended net assets at the date of the reorganization. As the reorganization of Lumina resulted in no substantive change in the beneficial ownership of Lumina and the ownership interests of the Company were identical to that of Lumina on the date of reorganization, the vended net assets have been recorded in the Company’s accounts at their carrying values to Lumina on the reorganization date.

The Company is engaged in the identification, acquisition, exploration and development of mineral resources. The Company is considered to be in the exploration stage as it has not placed any of its mineral properties into production.

The Company’s ability to continue as a going concern is dependent on continued financial support from its shareholders, the ability of the Company to raise equity or debt financing or the attainment of profitable operations to meet the Company’s liabilities as they become payable. These consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

The Company has entered into mineral property acquisition agreements that will require future outlays of cash in order to maintain the properties in good standing or in order to fulfil contractual obligations. The Company’s continuing operations as intended are dependent on management’s ability to raise required funding through future equity issuances, debt, asset sales or a combination thereof.

2.                                     SIGNIFICANT ACCOUNTING POLICIES

(a)                                 Principles of presentation

These consolidated financial statements are presented in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) They include the accounts of Northern Peru Copper Corp. and the following subsidiaries (collectively, the “Company”):

•	1327008 Ontario Ltd. (wholly-owned)
•	Eastpac Minerals Peru SA (wholly-owned subsidiary of 1327008 Ontario Ltd.)
•	Lumina Copper SAC (wholly-owned)
•	Minera Andes Del Norte SA (subsidiary of Lumina Copper SAC)

These accounting principles conform in all material respects to principles generally accepted in the United States of America (“U.S. GAAP”) except as disclosed in Note 12.

(b)                                 Management estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c)                                 Equipment

Equipment is stated at cost. Amortization is provided on the declining balance basis on furniture and equipment at 20% per annum and on computer equipment at 30% per annum.

(d)                                 Mineral properties

The Company capitalizes all costs related to investments in mineral property interests on a property by property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, the property sold or the mineral rights are allowed to lapse.

Capitalized costs are reviewed, on a property by property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company’s assessment of its ability to sell the property for an amount less than the deferred costs, the property is written down to fair value.

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. Where the options are exercisable entirely at the discretion of the Company or the optionee, the amounts payable or receivable are recorded as property costs or recoveries when the payments are made or received.

Capitalized costs are depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the claims allowed to lapse.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

(e)                                 Asset retirement obligations

The Company recognizes the fair value of liabilities for asset retirement obligations in the period in which a reasonable estimate of such costs can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is also adjusted to reflect period-to-period changes in the liability resulting from passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. As at June 30, 2007 and 2006, the Company did not have any material asset retirement obligations.

(f)                                   Environmental protection practices

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.

The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

(g)                                Capital stock issued for other than cash

Capital stock issued for other than cash is valued at the price at which the stock traded on the principal stock exchange on which the stock trades at the time the agreement to issue the stock is made or, if such issuance is at the option of the Company, at the time the Company determines to issue such stock.

(h)                                Stock based compensation

The Company follows the recommendations of CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. This standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method.

(i)                                   Foreign currency translation

The Company’s and its subsidiaries’ functional currency is the Canadian dollar. The subsidiary operations are regarded as being integrated with the parent company and therefore the temporal method of translation has been applied. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of the transaction. Revenues and expenses are also translated at rates in effect at the time of the transaction. Gains and losses on translation are included in the results from operations.

(j)                                   Amounts per share

Amounts per share are calculated using the weighted average number of shares outstanding. The Company uses the treasury stock method to calculate diluted earnings per share. Diluted per share amounts do not include 1,813,000 (2006 – 1,530,000, 2005 – 1,265,000) outstanding options and nil (2006 – nil, 2005 – 100,000) outstanding warrants as the effect of these options and warrants is anti-dilutive.

(k)                               Income taxes

The Company follows the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are recognized in the period for temporary differences between the tax and accounting bases of assets and liabilities as well as for the potential benefit of income tax losses carried forward to future years.

Future income tax assets and liabilities are measured using substantively enacted tax rates and laws expected to apply in the years in which temporary differences are expected to be recovered or settled. The effect of a change in tax rates on future income tax assets and liabilities is recognized in operations in the period that includes the substantive enactment date. A valuation allowance is recognized to the extent it is considered not likely that future income tax assets will be realized.

(l)                                   Donations

The Company records donations when amounts are pledged and reasonably determinable and payment is expected. During the year, the Company pledged $1,005,000 to a major Canadian university to be settled in cash or shares in three tranches over a two-year period.

(m)                             Comparative amounts

Certain amounts in the comparative periods have been reclassified to conform with the current presentation.

3.                                     EQUIPMENT

	Cost	Accumulated Amortization	Net Book Value June 30, 2007
Furniture and equipment	$122,246	$27,324	$94,922

	Cost	Accumulated Amortization	Net Book Value June 30, 2006
Furniture and equipment	$58,465	$15,229	$43,236

4.                                     MINERAL PROPERTIES

The Company’s mineral properties are comprised of properties located in Peru.

	Galeno	Pashpap	Total

Balance, June 30, 2005	$2,921,006	$215,431	$3,136,437

Additions during year:
Property acquisition (Note 4(a)(i))	463,687	—	463,687
Property exploration
Drilling	6,270,938	—	6,270,938
Geological	2,058,562	32,872	2,091,434
Assays	730,019	—	730,019
Travel & accommodation	327,465	847	328,312
Metallurgical	222,804	—	222,804
Field office and administration	194,289	1,322	195,611
Taxes and tenure fees	41,784	34,759	76,543
Amortization	4,800	—	4,800
Recoveries	—	(146,030)	(146,030)

Balance, June 30, 2006	13,235,354	139,201	13,374,555

Additions during year:
Property acquisition (Notes 4(a)(i) and (ii)	7,678,289	—	7,678,289
Property exploration
Drilling	5,393,852	—	5,393,852
Geological	2,649,135	8,054	2,657,189
Engineering	1,619,679	7,599	1,627,278
Equipment rental	769,646	—	769,646
Geotechnical	743,151	—	743,151
Travel and accommodation	350,929	—	350,929
Assays	346,121	—	346,121
Legal	230,887	4,531	235,418
Metallurgical	266,142	—	266,142
Field office and administration	91,895	—	91,895
Taxes and filing fees	35,825	55,998	91,823
Environmental	20,287	—	20,287
Amortization	9,626	—	9,626
Expense recoveries	—	(58,933)	(58,933)
Future income tax (Note 10)	131,787	—	131,787

Balance, June 30, 2007	$33,572,605	$156,450	$33,729,055

(a)                                 Galeno Property

(i)                                    Pursuant to an agreement dated April 25, 2003 with La Asunción Negociadora Minera SAC (ASUMIN), the Company had an option to acquire a 100% interest in the Galeno Copper-Gold Property located in northern Peru. The property consists of 5 mining concessions covering an area of approximately 1,563 hectares. Consideration for the acquisition was an aggregate of US $2,000,000 in cash payments, of which US $480,000 was paid by the predecessor company (Note 1), US $400,000 (C $463,687) was paid by the Company in April, 2006 and  US $1,120,000 (C $1,258,313) was paid by the Company in April, 2007.

The Company will be required to make bonus payments of US $250,000 upon completion of a positive feasibility study and US $1,300,000 one year after the commencement of commercial production.

(ii)                                 The Company also owns all of the shares of two companies which, collectively, own a 100% interest in the Molino mining concession. The Molino concession is contiguous to the Galeno concessions and is considered to be an extension of the Galeno property. The vendors retain a 1% net smelter royalty. Pursuant to the terms of an underlying agreement, the Company was also obligated to pay US $300,000 upon commencement of commercial production and 6% of the net profits, before income taxes, to the owner of this concession.

Pursuant to an agreement dated April 2, 2007, the Company purchased the existing leasehold agreement, as well as the US $300,000 cash obligation and 6% net profits royalty. In addition, all litigation on the property was settled. Consideration for this transaction was US $4,000,000 (C $4,496,802) which was paid in April, 2007. With this buy-out, the Company owns 100% of the Molino concession, subject only to the 1% net smelter royalty.

(b)                                 Pashpap Property

The Company owns a 100% interest in 16 copper concessions located in northern Peru.

Pursuant to an agreement dated June 16, 2005, the Company granted an option to Japan Oil, Gas and Metals National Corporation (“JOGMEC”) to earn a 51% participating joint venture interest in the Pashpap property in consideration of JOGMEC incurring a total of US $5,000,000 of exploration expenditures and completing 25,000 meters of drilling on the property before March 31, 2009.

In March and April, 2007, the agreement with JOGMEC was amended to include one additional concession that had been staked by the Company and to decrease the number of meters to be drilled by JOGMEC to 20,000 meters.

Upon JOGMEC earning a 51% interest in the property, a joint venture will be formed with each of JOGMEC and the Company contributing their pro-rata share of 51% and 49% respectively, towards future project costs.

5.                                     RELATED PARTY TRANSACTIONS

(a)                                 The Company shares general and administrative expenses on a pro-rata basis with three other companies with certain directors in common.

These expenses include $9,493 (2006 - $9,885, 2005 - $1,342) for rental of office premises and $39,180 (2006 - $20,172, 2005 - $1,454) for management fees. Included in accounts payable is an amount of $27,729 (2006 - $48,572) owed to one of the companies for shared expenses.

The foregoing related party transactions are recorded at the exchange amount which is the amount of consideration paid or received as established and agreed to between the parties. In management’s opinion, the exchange amount was negotiated and established and agreed to by the related parties as if they were dealing at arm’s length.

(b)                                During March and April, 2007 the Company received loans in the aggregate of US $7,120,000 from a director in order to pay for acquisition costs on the Galeno property and to assist in operations. The loans were repaid in full in May, 2007 with interest in the amount of $60,082.

6.                                     SHARE CAPITAL

(a)                                 Authorized

An unlimited number of common shares without par value.

(b)                                 Issued and outstanding

Common shares:

	Number of Shares	Amount

Balance, June 30, 2005	20,917,442	$6,153,592

Issued for cash
Private placements, net of issue costs (Note 6(b)(i))	6,065,000	15,643,845

Exercise of options (Note 7(a))
- for cash	95,000	4,700
- fair value of options exercised	—	76,326

Exercise of warrants
- for cash	100,000	6,000
- fair value of warrants exercised	—	224,211

Common shares issued for services (Note 6(b)(ii))	110,000	350,480

Balance, June 30, 2006	27,287,442	22,459,154

Issued for cash
Private placement, net of issue costs (Note 6(b)(i))	2,000,000	15,539,700

Exercise of options (Note 7(a))
- for cash	2,000	80
- fair value of options exercised	—	1,504

Common shares issued for services (Note 6(b)(ii))	25,000	205,300

Balance, June 30, 2007	29,314,442	$38,205,738

(i)                                   Private placements

In December 2005, the Company completed a private placement and issued of 2,065,000 common shares at a price of $1.50 per share. The Company received proceeds of $2,908,031, net of issue costs of $189,469.

In April 2006, the Company completed a private placement and issued 4,000,000 common shares at a price of $3.25 per share. The Company received proceeds of $12,735,814, net of issue costs of $264,186.

In May 2007, the Company completed a brokered private placement and issued 2,000,000 common shares at a price of $8.40 per share. The Company received proceeds of $15,539,700, net of issue costs of $1,260,300.

(ii)                               Bonus shares issued for remuneration

Fiscal 2006

The Company issued 31,000 common shares with a fair value of $97,780 for management and geological consulting services.

Pursuant to a compensation agreement entered into between the predecessor company and its President prior to the reorganization (Note 1), the Company issued 79,000 common shares with a fair value of $252,700 to the president as compensation for services rendered.

Fiscal 2007

The Company issued 25,000 common shares with a fair value of $205,300 for management services (Note 13).

7.                                     STOCK OPTIONS

(a)                                 Options outstanding

Under the Company’s stock option plan, the board of directors may grant options for the purchase of up to a total of 10% of the total number of issued and outstanding common shares of the Company. Options granted under the plan vest over time at the discretion of the board of directors. Exercise prices on options granted under the plan are determined by reference to the market value on the date of the grant.

A summary of the Company’s stock options as at June 30, 2007 and 2006 and changes during the periods then ended is as follows:

	Number of Shares	Weighted Average Exercise Price

Outstanding at June 30, 2005	1,265,000	$0.58

Granted	360,000	2.87
Exercised	(95,000)	0.05

Outstanding at June 30, 2006	1,530,000	1.16

Granted	360,000	6.34
Exercised	(2,000)	0.04
Cancelled	(75,000)	1.65

Outstanding at June 30, 2007	1,813,000	$2.17

At June 30, 2007, the Company has outstanding stock options to purchase an aggregate 1,813,000 common shares as follows:

Options Outstanding			Options Exercisable
Number of Shares	Expiry Date	Exercise Price	Number of Shares	Exercise Price

450,000	June 6, 2008	$0.01	450,000	$0.01
25,000	August 8, 2008	0.01	25,000	0.01
150,000	October 17, 2008	0.02	150,000	0.02
30,000	December 17, 2008	0.03	30,000	0.03
55,000	April 20, 2009	0.06	55,000	0.06
48,000	December 2, 2009	0.04	48,000	0.04
20,000	January 27, 2010	0.04	20,000	0.04
200,000	May 26, 2010	1.72	200,000	1.72
190,000	June 17, 2010	1.98	190,000	1.98
5,000	August 23, 2010	1.30	5,000	1.30
280,000	January 13, 2011	3.23	186,667	3.23
360,000	December 20, 2011	6.34	120,004	6.34

1,813,000		$2.17	1,479,671	$1.42

(b)                                 Stock based compensation

	Number of	Fair Value Amount
	Options	Unvested	Vested

Unexercised options, June 30, 2005	1,265,000	316,820	551,906
Options granted	360,000	459,260	201,495
Options vested	—	(389,530)	389,530
Options exercised	(95,000)	—	(76,326)

Unexercised options, June 30, 2006	1,530,000	386,550	1,066,605
Options granted	360,000	726,366	363,188
Options vested	—	(555,696)	555,696
Options exercised	(2,000)	—	(1,504)
Options cancelled	(75,000)	(62,798)	—

Unexercised options, June 30, 2007	1,813,000	$494,422	$1,983,985

Pursuant to the Company’s accounting policy for stock-based compensation (Note 2(h)), the fair value of options granted, and which vested during the year, in the amount of $918,884 (2006 - $591,025, 2005 - $551,906) has been recorded. Of this amount, $811,354 (2006 - $422,343, 2005 - $503,005) has been expensed to management and administrative services, nil (2006 - $2,797, 2005 - nil) has been expensed to investor relations and promotion and $107,530 (2006 - $165,885, 2005 - $48,901) has been charged to deferred exploration costs.

The fair value used to calculate the compensation expense related to the stock options issued is estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	Year Ended June 30, 2007	Year Ended June 30, 2006	Period from inception (February 28, 2005) to June 30, 2005

Risk-free interest rate	2.87% - 3.96%	2.87% - 3.79%	2.87% - 2.97%
Expected dividend yield	—	—	—
Expected stock price volatility	74% - 126%	74% - 126%	74% - 126%
Expected option life in years	2 - 3	2 - 3	2

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

8.                                     SUPPLEMENTAL CASH FLOW INFORMATION

Significant non-cash financing and investing activities are as follows:

	Cumulative Period from Inception (February 28, 2005) to June 30, 2007	Year Ended June 30, 2007	Year Ended June 30, 2006	Period from Inception (February 28, 2005) to June 30, 2005

Shares issued pursuant to reorganization of Lumina (Note 1) for
- mineral properties	$2,864,302	$—	$—	$2,864,302
- net working capital	$14,734	$—	$—	$14,734

Shares issued for services
- included in mineral property expenditures	$69,640	$—	$69,640	$—
- included in expenses	$486,140	$205,300	$280,840	$—
Amortization included in mineral property expenditures	$14,626	9,626	$4,800	$200
Stock based compensation included in mineral property expenditures	$252,676	$107,530	$96,245	$48,901
Future income tax included in mineral property expenditures	$131,787	$131,787	$—	$—

9.                                     SEGMENTED DISCLOSURE

The Company has one operating segment, mineral exploration, and all capital assets of the Company are located in Canada except for its mineral properties (Note 4), and certain equipment with a net book value of $85,859 at June 30, 2007 (2006 - $33,592), which are located in Peru.

The Company operates in two geographical segments:  Canada and Peru. Corporate administrative activities are conducted from Canada.

10.                              INCOME TAXES

As at June 30, 2007, the Company has non-capital losses of approximately $2,277,000 which may be applied against future income for income tax purposes. The potential future tax benefits of these losses have not been recorded in these financial statements. The amounts of losses and years of expiry are as follows:

2027	$1,476,000
2026	752,000
2015	49,000

$2,277,000

The reconciliation of an income tax provision computed at statutory rates to the reported income tax provision is as follows:

	Year Ended June 30, 2007	Year Ended June 30, 2006	Period from Inception (February 28, 2005) to June 30, 2005

	34.12%	34.12%	35.62%

Income tax benefit computed at Canadian statutory rates	$1,082,029	$535,065	$215,943
Foreign tax rates different from statutory rate	(285)	4,327	(290)
Stock based compensation	(346,882)	(341,142)	(196,589)
Tax losses utilized	173,585	77,314	—
Other differences	250,582	20,889	(103)
Change in valuation allowance	(1,159,029)	(296,453)	(18,961)

	$—	$—	$—

Future income tax assets and liabilities are recognized for temporary differences between the carrying amount of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized. Significant components of the Company’s future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	June 30, 2007	June 30, 2006	June 30, 2005

Future income tax assets
Temporary differences in equipment	$—	$576	$128
Net tax losses carried forward	1,601,650	397,265	101,260

	1,601,650	397,841	101,388
Valuation allowance for future income tax assets	(1,556,870)	(397,841)	(101,388)

Future income tax assets	44,780	—	—

Future income tax liabilities
Temporary differences in equipment and mineral properties	(176,567)	—	—

Future income tax liabilities, net	$(131,787)	$—	$—

11.                              FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities. Fair value estimates are made at the balance sheet date, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and may involve significant uncertainties in matters of judgment and, therefore, cannot be determined with precision. The fair values of these financial instruments approximate their carrying values due to their short term maturity.

It is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risks.

12.                              DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES

These consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ from those principles and practices that the Company would have followed had its financial statements been prepared in accordance with U.S. GAAP, as described below.

(a)                                 Mineral Property Expenditures

Under Canadian GAAP, it is acceptable to defer both mineral property acquisition and exploration costs until a decision to abandon the property is made, it is determined that the property does not have economically recoverable reserves or that the Company is unlikely to pursue exploration activities on the property. Under U.S. GAAP, mineral exploration costs are expensed when incurred until it can be proven that economically viable reserves are present on the property and the Company has the ability and intention to pursue exploitation of these reserves.

(b)                                 Income taxes

Under Canadian GAAP, future income taxes are calculated based on enacted or substantively enacted tax rates applicable to future years. Under U.S. GAAP, only enacted rates are used in the calculation of future income taxes. This GAAP difference did not result in a difference in the financial position, results of operations or cash flows of the Company for the years ended June 30, 2007 and 2006 and for the period from inception on February 28, 2005 to June 30, 2005.

Had the Company followed U.S. GAAP, the effect on its financial statements of the foregoing differences are set out below.

Consolidated Balance Sheets

	June 30, 2007	June 30, 2006

Assets under Canadian GAAP	$41,003,803	$22,657,377
Adjustment for mineral exploration costs in assets acquired	(688,548)	(688,548)
Mineral exploration costs expensed under U.S. GAAP
- in fiscal 2005	(272,135)	(272,135)
- in fiscal 2006	(9,774,431)	(9,774,431)
- in fiscal 2007	(12,676,211)	—

Assets under U.S. GAAP	$17,592,478	$11,922,263

Shareholders’ equity under Canadian GAAP	$34,892,952	$21,400,233
Adjustment for mineral exploration costs in assets acquired	(688,548)	(688,548)
Mineral exploration costs expensed under U.S. GAAP
- in fiscal 2005	(272,135)	(272,135)
- in fiscal 2006	(9,774,431)	(9,774,431)
- in fiscal 2007	(12,676,211)	—

Shareholders’ equity under U.S. GAAP	$11,481,627	$10,665,119

NORTHERN PERU COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2007

Consolidated Statements of Operations	For the Period from Inception (February 28, 2005) to June 30, 2007	For the Year Ended June 30, 2007	For the Year Ended June 30, 2006	For the Period from Inception (February 28, 2005) to June 30, 2005

Loss for the period, under Canadian GAAP	$(5,296,771)	$(3,171,245)	$(1,568,186)	$(557,340)
Mineral exploration costs expensed under U.S. GAAP	(22,722,777)	(12,676,211)	(9,774,431)	(272,135)

Loss for the period under U.S. GAAP	$(28,019,548)	$(15,847,456)	$(11,342,617)	$(829,475)

Basic and diluted loss per share
Under Canadian GAAP		$(0.12)	$(0.07)	$(0.08)
Under U.S. GAAP		$(0.58)	$(0.49)	$(0.11)

Weighted average number of shares outstanding, under Canadian and U.S. GAAP		27,553,705	23,047,582	7,312,603

Consolidated Statements of Cash Flows	For the Period from Inception (February 28, 2005) to June 30, 2007	For the Year Ended June 30, 2007	For the Year Ended June 30, 2006	For the Period from Inception (February 28, 2005) to June 30, 2005

Cash flows provided from operating activities, under Canadian GAAP	$(1,491,365)	$(968,370)	$(534,822)	$11,827
Increased loss due to mineral exploration costs expensed under U.S. GAAP	(22,722,777)	(12,676,211)	(9,774,431)	(272,135)
Adjustments for items not involving cash	3,474,799	2,166,357	1,259,341	49,101

Cash flows used in operating activities, under U.S. GAAP	$(20,739,343)	$(11,478,224)	$(9,049,912)	$(211,207)

Cash flows used in investing activities, under Canadian GAAP	$(25,920,847)	$(16,660,571)	$(9,014,516)	$(245,760)
Mineral exploration costs expensed under U.S. GAAP	19,247,978	10,509,854	8,515,090	223,034

Cash flows used in investing activities, under U.S. GAAP	$(6,672,869)	$(6,150,717)	$(499,426)	$(22,726)

Recent accounting pronouncements

Canadian GAAP

Recent accounting pronouncements affecting the Company’s financial reporting under Canadian GAAP are summarized below:

(i)            In January 2005, the CICA issued Handbook Section 3855, “Financial Instruments – Recognition and Measurement.”  It prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. It also specifies how financial instrument gains and losses are to be presented. It applies to interim and annual financial statements for fiscal periods beginning after October 1, 2006 and has been adopted by the Company on July 1, 2007. Transitional provisions vary based on the type of financial instruments under consideration. The effect on the Company’s consolidated financial statements is not expected to be material.

(ii)           CICA Handbook Section 1530,  “Comprehensive Income,” was issued in January 2005 to introduce new standards for reporting and presenting comprehensive income. Comprehensive income is the change in equity (net assets) of a company during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except for changes resulting from investments by owners and distributions to owners. It applies to interim and annual financial statements for fiscal periods beginning after October 1, 2006 and has been adopted by the Company on July 1, 2007. Financial statements for prior periods will be required to be restated for certain comprehensive income items. The effect on the Company’s consolidated financial statements is not expected to be material.

(iii)          In January 2005, the CICA issued Handbook Section 3251, “Equity,” which replaces Section 3250, “Surplus.” It establishes standards for the presentation of equity and changes in equity during reporting periods beginning after October 1, 2006. Financial statements of prior periods are required to be restated for certain specified adjustments. For other adjustments, the adjusted amount must be presented in the opening balance of accumulated other comprehensive income. The Company adopted this Section on July 1, 2007. The effect on the Company’s consolidated financial statements is not expected to be material.

(iv)          In March 2006, the CICA issued EIC-160 “Stripping Costs Incurred in the Production Phase of a Mining Operation” that is effective for fiscal year beginning on or after July 1, 2006. EIC-160 requires the costs associated with the removal of overburden and other mine waste materials that are incurred in the production phase of mining operations be charged to income in the period in which they are incurred, except when the costs represent betterment to the mineral property. Stripping costs represent betterment to the mineral property when the stripping activity provides access to reserves that will be produced in future periods and that would otherwise not have been accessible without the stripping activity. When stripping costs are deferred in relation to betterment, the costs are amortized to operations over the reserve accessed by the stripping activity using the units of production method. This Section has been adopted by the Company as of July 1, 2006 and the adoption of this new accounting policy did not have a material impact on the consolidated financial statements.

(v)           CICA Handbook Section 1506, “Accounting Changes”, establishes standards and new disclosure requirements for the reporting of changes in accounting policies and estimates and the reporting of error corrections. It clarifies that a change in accounting policy can be made only if it is a requirement under Canadian GAAP or if it provides reliable and more relevant financial statement information. Voluntary changes in accounting policies require retrospective application to prior period financial statements, unless the retrospective effects of the changes are impracticable to determine, in which case the retrospective application may be limited to the assets and liabilities of the earliest period practicable with a corresponding adjustment made to opening retained earnings. This Section is effective for fiscal years beginning on or after January 1, 2007. The effect on the Company’s consolidated financial statements is not expected to be material.

U.S. GAAP

Recent accounting pronouncements affecting the Company’s financial reporting under U.S. GAAP are summarized below.

(i)            In December 2004, the FASB issued SFAS 153. This statement addresses the measurement of exchanges of nonmonetary assets. The guidance in APB No. 29, “Accounting for Nonmonetary Transactions”, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This statement amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement was effective for the Company’s 2006 fiscal year. Earlier application is permitted for nonmonetary asset exchanges incurred during fiscal years beginning after the date this statement is issued. The adoption of this statement had no impact on the financial statements of the Company for its fiscal years ended June 30, 2007 and 2006.

(ii)           In March 2005, the EITF issued EITF 04-6, “Accounting for Stripping Costs in the Mining Industry”. The consensus indicated that costs of removing overburden and waste materials (“stripping costs”) after production begins, represent variable production costs and should be considered a component of mineral inventory cost subject to the guidance in Chapter 4 of Accounting Research Bulletin No. 43, “Restatement and Revision of Accounting Research Bulletins”. EITF 04-6 is effective for fiscal years beginning after July 1, 2006 and upon adoption, can be applied by either retroactively restating prior periods or using a cumulative catch-up adjustment. This Statement has had no impact on the financial statements of the Company since adoption.

(iii)          In June 2005, the FASB issued Statement of Financial Accounting Standards No. 154, “Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS 154”). SFAS 154 requires retrospective application to prior periods’ financial statements of a change in accounting principle unless it is impracticable to do so. This is a change from the existing practice that requires most accounting changes to be accounted for by including in net income in the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of this Statement had no significant impact on the financial statements of the Company.

(iv)          In July 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” – an interpretation of FASB Statement No. 109. Interpretation 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with Statement 109 and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Additionally, Interpretation 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Interpretation 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted. The Company believes this Interpretation will not have a material effect on its financial statements once adopted.

(v)           In 2006, the FASB issued Statement No. 157, “Fair Value Measurements”. This new pronouncement provides guidance for using fair value to measure assets and liabilities. FASB believes the pronouncement also responds to investors’ requests for expanded information about the extent to which corporations measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. Statement 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. The standard clarifies that for items that are not actively traded, such as certain kinds of derivatives, fair value should reflect the price in a transaction with a market participant, including an adjustment for risk, not just the Company’s mark-to-market value. Statement 157 also requires expanded disclosure of the effects on earnings for items measured using unobservable data. The Company believes this Statement will not have a material effect on its financial statements once adopted.

13.          COMMITMENTS AND CONTINGENCIES

(a)           On May 15, 2005, the Company entered into a Management Consultant Agreement with its President for the provision of management services to the Company in consideration of US $7,000 per month (increased to US $8,333 per month on January 1, 2007).

The Company also entered into an Executive Bonus/Retention Agreement dated May 15, 2006 with its President which provides for an aggregate of 30,000 bonus shares (10,000 bonus shares per year) as a retention bonus. Pursuant to the terms of the agreement, the Company issued 10,000 common shares in May, 2006 with a fair value of $28,000 and 10,000 common shares in May, 2007 with a fair value of $106,000. The agreement also provided for a share appreciation bonus and a transaction bonus as follows:

(i)            Share appreciation bonus

Provided that its President is under contract with the Company at such time as the Company’s share price reaches:

•      Cdn $3 and trades at or above an average of Cdn $3 for a period of 20 consecutive trading days on the Toronto Stock Exchange (the “Exchange”), a bonus of 15,000 common shares shall be paid (issued in February, 2006 with a fair value of $50,400); and

•      Cdn $6 and trades at or above an average of Cdn $6 for a period of 20 consecutive trading days on the Exchange, an additional bonus of 15,000 common shares shall be paid (issued in January, 2007, with a fair value of $99,300).

(ii)           Transaction bonus

Provided that its President is under contract with the Company at such time as the Company undertakes a sale in respect of the Galeno property in a single transaction for a value greater than Cdn $70,000,000, a bonus of 40,000 common shares shall be paid.

(b)           In 2005, the Company purchased 398 hectares of surface rights from a Peruvian landowner, pursuant to a land transfer agreement. The surface rights are situated on a portion of the Galeno deposit. The former landowner has filed an action seeking to nullify the land transfer agreement, or in the alternative, that a higher price be paid for the surface rights by the Company. As well, the plaintiff is seeking damages of 10 million Peruvian sols. The Company believes the action is wholly without merit and has contested the action in the Peruvian law courts.

14.          SUBSEQUENT EVENTS

(a)           In April, 2007 the Company reached an agreement with a Peruvian owner to acquire a small claim fraction on the margin of the Galeno concession in consideration of a cash payment of US $2,000,000 and 175,000 common shares of the Company. A formal agreement was signed in July, 2007. The payment of the cash and issuance of the shares are pending the completion of title transfers in Peru.

(b)           In July, 2007 the Company issued 5,000 common shares for proceeds of $200 pursuant to the exercise of stock options.

(c)           In July, 2007 the Company entered into agreements with its directors and officers pursuant to which retention or compensation payments, in the aggregate of $1,645,000, would be payable upon the termination of services provided by these individuals to the Company in the event of a change of control of the Company.

(d)           In August, 2007 the Company entered into an unsecured bridge financing facility for up to US $5,000,000 from a director. The facility will be available to the Company for up to eight months and may be drawn down as needed. Interest at the rate of 10% per annum will be payable monthly on amounts advanced under the facility. In addition, the Company will pay a standby fee of $100,000 and a drawdown fee of 3% of the amounts advanced. A total of US $1,800,000 has been drawn down on the facility.

(e)           In September, 2007 the Company entered into agreements for a private placement financing of up to 1,759,452 common shares at a price of $9.10 per share for gross proceeds of up to approximately $16 million. Finders fees will be payable on a portion of the financing. The net proceeds from the financing will be used to repay the drawdown on the credit facility (Note 14(d)), make the payment on the claim fraction (Note 14(a)), fund exploration and acquisition costs on the Galeno property and for general corporate working capital purposes.

Document No. 3

Management’s Discussion and Analysis
For the Year Ended June 30, 2007	September 18, 2007

Northern Peru Copper Corp. (“Northern Peru” or the “Company”) is a resource exploration company with a focus on developing and advancing copper exploration projects in Peru. Northern Peru’s head office is located in Vancouver, Canada. The Company’s common shares trade on the Toronto Stock Exchange (“TSX”) under the symbol “NOC”.

This management’s discussion and analysis (“MD&A”) focuses on significant factors that affected Northern Peru and its subsidiaries during the relevant reporting period and to the date of this report. The MD&A supplements, but does not form part of, the audited consolidated financial statements of the Company, and the notes thereto, for the year ended June 30, 2007. Therefore, the following discussion and analysis should be read in conjunction with the audited consolidated financial statements for the year ended June 30, 2007 and the related notes thereto. All amounts presented in this MD&A are in Canadian dollars unless otherwise indicated.

Forward Looking Information

Statements contained in this MD&A that are not historical facts are forward-looking statements (within the meaning of the Canadian securities legislation and the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. Forward-looking statements include, but are not limited to, statements with respect to the future price of metals; the estimation of mineral reserves and resources, the realization of mineral reserve estimates; the timing and amount of estimated future production, costs of production, and capital expenditures; costs and timing of the development of new deposits; success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, risks related to the integration of acquisitions; risks related to operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the sections entitled “Risk Factors” in this MD&A. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this MD&A speak only as of the date hereof. The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events.

Forward-looking statements and other information contained herein concerning the mining industry and general expectations concerning the mining industry are based on estimates prepared by the Company using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While the Company is not aware of any misstatements regarding any industry data presented herein, the industries involve risks and uncertainties and are subject to change based on various factors.

Cautionary Note to U.S. Investors

All resource estimates in this MD&A have been prepared in accordance with NI 43-101 under the CIM Guidelines. These standards differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and resource information incorporated by reference herein may not be comparable to similar information concerning U.S. companies.

This MD&A uses the terms “Measured Resources”, “Indicated Resources” and “Inferred Resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of Measured Resources or Indicated Resources will ever be converted into reserves. Further, “Inferred Resources” have a great amount of uncertainty as to their existence and as to whether they can ever be mined legally or economically. It cannot be assumed that all or any part of the “Inferred Resources” will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the Inferred Resources exist, or that they can ever be mined legally or economically.  Accordingly, information concerning descriptions of mineralization and resources contained in this MD&A may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

Overview - Year Ended June 30, 2007

Significant accomplishments during fiscal 2007 and to the date of this MD&A were as follows:

•      Completion of a prefeasibility study (“PFS”) and initiation of a feasibility study (“FS”) for the Galeno project;

•      Completion of a mineral resource estimate for the Hilorico gold deposit;

•      In August, 2007 discovery of a new silver-gold-zinc-lead mineralized area on the El Molino concession, now known as the Sartenes prospect;

•      Exercise of option to purchase the five mineral concessions that contain the majority of the Galeno copper-gold-molybdenum deposit;

•      Acquisition of a 100% interest in the Molino concession (subject to 1% NSR royalty) which contains the Hilorico deposit and Sartenes prospect and a portion of the Galeno deposit;

•      Completion of an agreement with a Peruvian owner to acquire a small claim fraction, known as the Tiranosaurio 9 fraction, on the margin of the Galeno and Molino concessions which overlies the Galeno deposit;

With the exercise of the option to acquire the five mineral concessions on the Galeno deposit, the acquisition of the Molino concession and completion of the agreement on the Tiranosaurio 9 fraction, Northern Peru holds a 100% ownership interest in all the concessions comprising the Galeno and Hilorico mineral deposits, subject only to a 1% NSR royalty on the Molino concession.

Significant Events, Transactions and Activities on Mineral Properties

In order to better understand Northern Peru’s financial results, it is important to gain an appreciation for the significant events, transactions and activities on mineral properties which had occurred during the year ended June 30, 2007 and to the date of this MD&A.

Galeno Project

The Galeno Project includes the Galeno and Hilorico deposits and the Sartenes Prospect.

Galeno Deposit

The most significant accomplishment of the Company during fiscal 2007 was the completion of the PFS in December, 2006 and the initiation of the FS in January, 2007 for the Galeno copper, gold, molybdenum, and silver project. The decision to proceed with the FS was based on the positive PFS results released on January 10, 2007 (NR: 07-02).

The salient details of the PFS are summarized in the following table (all amounts are in US dollars unless otherwise noted):

Prefeasibility Study
NPV (after tax, 8% discount rate)	$ 560 million(1)
IRR (after tax)	18.2%
Initial Capital Expenditure	$ 976 million
LOM C-1 Cash Costs (net by-product credits)	$ 0.513/lb Cu mined
Mill Capacity	90,000 tpd
Annual Throughput	32.4 million tonnes
Mine Life	20.4 years
Strip Ratio	0.28:1(2)
LOM average annual copper-in-concentrate production	144,000 tonnes
First 5 Years average annual copper-in-concentrate production	202,000 tonnes
First 8 years average annual gold production	103,000 ounces

(1)	based upon US$1.20 copper, $425 gold, $6.50 silver and $10 molybdenum prices, $100 treatment charge and $0.07 refining charge.
(2)	includes 55 million tonnes of in-pit Inferred Resources categorized as waste. Excluding Inferred Resources decreases the strip ratio to 0.18:1.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The PFS was completed by Samuel Engineering, Inc. Raymond R. Hyyppa, Robert Sim, P.Geo, Bruce M. Davis, FAusIMM, William L. Rose, PE and Scott C. Elfen, PE, are the Qualified Persons for the PFS. The PFS was managed by MTB Project Management Professionals (project management, infrastructure, capital and operating costs) and comprised several studies prepared by Norwest Corporation (resource estimate),  WLR Consulting (reserve, mining, production schedule), Process Research Associates (metallurgy and environmental testing), Samuel

Engineering (process engineering, infrastructure and capital and operating costs), Vector Engineering (tailings, waste rock, environmental management, capital and operating costs), Montgomery, Watson, Harza (baseline environmental studies), SRK Consulting (cash flow modeling and valuation) and Social Capital Group (socioeconomic studies). The PFS, which was effective as of February 19, 2007 and revised on April 30, 2007, is available on the Company’s website (www.northernperu.com) and on SEDAR (www.sedar.com).

The Company initiated work on the FS in January 2007 and is scheduled to complete the FS in the first half of calendar year 2008.

The FS is being managed by MTB Project Management Professionals (project management, infrastructure, capital and operating costs) with the support of several specialized consultants  including: Norwest Corporation (resource estimate),  WLR Consulting (ore reserve estimation, mining, production schedule and capital and operating costs), SGS Mineral Services- Santiago  (metallurgy and environmental testing), Samuel Engineering (process engineering, infrastructure and capital and operating costs), Wiley & Norrish (pit slope design), Vector Engineering-Lima (tailings, waste rock, environmental management, capital and operating costs), Cempro Tech- Lima (port facility engineering), Promotora de Proyectos- Lima (power supply), Montgomery, Watson, Harza-Lima (baseline water quality studies), SRK Consulting (cash flow modeling and valuation),  and Social Capital Group-Lima (socioeconomic studies). FS progress as of the period ending August 31, 2007 includes:

•      Metallurgical testing program - seven PQ core diamond drill holes were completed in April totalling 1,155 meters. SGS Mineral Services-Santiago is conducting the metallurgical testing program under Samuel Engineering supervision. To date, testwork completed includes High Pressure Grinding Roll (HPGR), abrasion, work index, mineralogy, rougher & cleaner flotation and pilot plant operation. Molybdenum separation, lock-cycle and variability testing and associated mineralogy remain to be completed.

•      Pit slope geotechnical field program - twelve diamond drill holes were completed in May totalling 3,948 meters. Downhole surveys for structural analysis were completed and downhole instrumentation was installed and is being monitored. Data analysis is in progress to support pit slope design recommendations.

•      Infill drilling program for resource / reserve estimation - a total of 20,500 meters were planned for this program. At August 31, 2007 a total of 21,815 meters had been completed in 195 drill holes. The program is designed to upgrade the prefeasibility study payback period to the measured resource category and upgrade as much as possible of the prefeasibility study +/-55 million tonnes of in-pit inferred resource to indicated resources.

•      Groundwater characterization program - drilling for pit slope design, groundwater and water supply characterization was completed in July. The program included nine rotary holes totalling 1,687 meters. An additional four core holes for an in-pit pump test were completed totalling 650 meters. Associated pump tests were completed. Results from this work will be used to finalize pit slope stability design and water supply assessment.

•      Water supply / water users survey - a comprehensive stream flow monitoring program is ongoing in the region surrounding the Galeno project. The focus of this program is to understand surface water flow conditions during the wet and dry season in the broader project area. In addition, existing local water use is being surveyed and assessed. This program is critical in developing a water supply strategy that meets both project and community needs.

•      Infrastructure/facility siting studies - as of August 31, a total of 1,136 meters of diamond drilling was completed in 13 drill holes to support geotechnical investigations for the Galeno project infrastructure/facility siting.

•      Port facility design- a draft port facility design for the Salaverry port was completed in June. This includes the ship loader, concentrate storage facility, conveyor and dock facilities. Discussions with government authorities regarding facility permitting have been initiated.

•      Power supply & transmission - in July, Promotora de Proyectos was retained to develop engineering studies for power transmission to the Galeno project.

•      Social Environmental Impact Assessment (SEIA) baseline studies - several baseline studies were ongoing or initiated during the period including social, surface water, groundwater, meteorology, biology and archaeology.

A critical component of the Galeno project is the Company’s environmental and social programs. The Company has advanced a site-wide interim reclamation program which includes erosion control upgrades and revegetation of drilling disturbed areas using local community labor. As of August 31, 2007, the Company has reclaimed 80,000 square meters of surface disturbance since starting drilling operations in June, 2005.

There are no environmental compliance issues or violations to report for the year ended June 30, 2007 and to the date of this MD&A.

The Company’s community relations programs are ongoing. The programs are focused on local employment, health care, education and infrastructure improvement. In support of these programs, the Company has retained the Social Capital Group (SCG), a Peruvian based consultancy, to assist in the development and implementation of a Social Management System for the development phase of the Galeno project. A primary component of this work is to develop a process of continuous improvement to identify, prevent and manage social risks. SCG is also assisting in land acquisition and socio-economic baseline data collection for the development of the SEIA required for project permitting.

In summary, the FS announced on January 10, 2007 is well underway. The FS is focused on further refining the project design, costs and economics and will maximize the opportunity provided by the near surface high grade zone which would form the basis of a starter pit in the early years of a mining operation.

In April, 2007 the Company exercised its option on five mineral concessions on the Galeno Property by making the remaining payment of US$1,120,000. The Company now owns a 100% interest in the Property, subject only to bonus payments of US$250,000 payable upon completion of a positive feasibility study and US$1,300,000 payable one year after commencement of commercial production.

In addition, the Company concluded a buy-out of the existing leasehold agreement for US$4 million on the Molino concession, which included buying-out the US$300,000 cash obligation due upon commencement of commercial production and the 6% net profits royalty, as well as settling all litigation relating to Molino (refer to Note 4(a)(ii) of the consolidated financial statements for June 30, 2007). The Company now owns a 100% interest in the Molino concession, subject only to a 1% net smelter royalty.

On July 16, 2007 the Company signed a formal agreement with a Peruvian owner to acquire a small claim fraction located on the margin of the Galeno and Molino concessions and which overlies the Galeno deposit. Consideration for the acquisition is US$2 million and 175,000 common shares. Payment is due upon the completion of the transfer of title to the Company.

In May, 2007 an action was filed against the Company in connection with its purchase, in 2005, of 398 hectares of surface rights from a Peruvian landowner, pursuant to a land transfer agreement. The surface rights are situated over the Galeno deposit. The former landowner has filed an action seeking to nullify the land transfer agreement, or in the alternative, that a higher price be paid for the surface rights by the Company; as well the plaintiff is seeking damages of 10 million Peruvian sols. The Company believes the action is wholly without merit and has contested the action in the Peruvian law courts.

Marshall Koval, P Geo, CEO of the Company, is the Qualified Person for the Galeno project and is responsible for the disclosure on the Galeno project in this MD&A.

Hilorico Deposit

In February, 2007, the Company received an independent NI 43-101 compliant mineral resource estimate for the Hilorico gold deposit (NR: 07-01), which is located approximately one kilometre east from the Company’s large-scale Galeno project and 16 kilometers from Yanacocha, South America’s largest gold mine.

A revised NI 43-101 technical report incorporating technical information on the Hilorico deposit has been filed on SEDAR and may be obtained at www.sedar.com. The revised report entitled “Technical Report – El Galeno Property, Prefeasibility Study (El Galeno Deposit) and Technical Information (Hilorico Deposit)” is effective February 19, 2007 and was revised on April 30, 2007.

On August 7, 2007 the Company announced the imminent drill testing deep porphyry-related base and gold metal targets in the Hilorico area. A 461 meter long hole has been drilled and assay results are pending.

Marshall Koval, P Geo, CEO of the Company, is the Qualified Person for the Hilorico deposit and is responsible for the disclosure on the Hilorico deposit in this MD&A.

Sartenes Prospect

The prospect is located on a regional structure that passes through the Hilorico gold deposit, 1.5 kilometers to the southwest, and the Galeno copper deposit, 3.0 kilometers to the west-southwest. Prospecting of the Company’s claims initially identified an area of small-scale historic mine workings and surface mapping, rock chip sampling and ground geophysics followed. Mineralization at surface occurs in sulphide replacement bodies and epithermal veins that are hosted in limestones and minor intrusive dikes. The Company is not aware of any previous drilling on the prospect and plans to complete 1,500 meters of diamond drilling in September 2007.

Leo Hathaway, P Geo, VP Exploration of the Company, is the Qualified Person for the Sartenes prospect and is responsible for the disclosure of the Sartenes prospect in this MD&A.

Pashpap Property

The Pashpap Property is being managed by the Japan Oil, Gas and Metals National Corporation (JOGMEC). During the period ending March 31, 2007 the exploration program for the 2007 field season was approved. The total cost for the program is estimated at US$1.8M, and will include the following work items:

1)     Upgrading of access roads,

2)     Detailed geologic mapping,

3)     Geochemical survey (+/- 1,000 soil/rock samples).

4)     IP/Magnetic geophysical survey,

5)     Environmental studies, and

6)     8,800 meters of rotary drilling.

In March and April, 2007 the agreement with JOGMEC was amended to include one additional concession that had been staked and to decrease the number of meters to be drilled by JOGMEC from 25,000 meters to 20,000 meters.

JOGMEC will initiate the exploration program in October 2007.

Financial Results From Operations

The information provided below highlights the Company’s quarterly results for the past 8 quarters as well as select annual and balance sheet information for the prior three fiscal periods. The financial information referenced below has been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The significant accounting policies are outlined within Note 2 to the audited consolidated financial statements of the Company for the fiscal year ended June 30, 2007 and have been followed consistently through the year.

Summary of Unaudited Quarterly Results

Three Months Ended:	June 30, 2007	March 31, 2007	December 31, 2006	September 30, 2006
Revenue	$—	$—	$—	$—
General & administrative expenses	811,956	617,945	767,683	256,152
Other income (expenses)	(868,219)	(103,622)	118,809	135,523
Loss for the period	(1,680,175)	(721,567)	(648,874)	(120,629)
Basic and diluted loss per share	(0.06)	(0.03)	(0.03)	—

Three Months Ended:	June 30, 2006	March 31, 2006	December 31, 2005	September 30, 2005
Revenue	$—	$—	$—	$—
General & administrative expenses	998,769	362,863	100,543	123,401
Other income (expenses)	(13,272)	13,564	55,930	(38,832)
Loss for the period	(1,012,041)	(349,299)	(44,613)	(162,233)
Basic and diluted loss per share	(0.03)	(0.02)	(0.00)	(0.01)

Selected Annual Results and Balance Sheet Information

	Year Ended	Year Ended	Period from Inception (February 28, 2005) to
(Unaudited)	June 30, 2007	June 30, 2006	June 30, 2005
Revenue	$—	$—	$—
General & administrative expenses	2,453,736	1,585,576	546,495
Other income (expenses)	(717,509)	17,390	(10,845)
Loss for the period	(3,171,245)	(1,568,186)	(557,340)
Basic and diluted loss per share	(0.12)	(0.07)	(0.08)

Working capital	1,200,762	7,982,442	2,989,354

Properties:
Mineral property acquisition and deferred exploration costs	33,597,268	13,374,555	3,136,437
Equipment	94,922	43,236	22,367

Shareholders’ equity:
Share capital	38,205,738	22,459,154	6,153,592
Contributed surplus	1,983,985	1,066,605	551,906
Deficit	(5,296,771)	(2,125,526)	(557,340)

Results for the quarter ended June 30, 2007

During the quarter ended June 30, 2007, the Company’s efforts were primarily concentrated on carrying out the work of the FS, as described above, and completing a financing for net proceeds of $15,539,700. The Company incurred a loss for the quarter of $1,680,175 which consisted of general and administrative (“G&A”) of $811,956 and other expenses, net of interest income and foreign exchange gains, of $868,219. G&A expenses increased during the quarter due to a retention bonus with a fair value of $106,000 (paid in shares) and legal fees relating to regulatory and corporate matters. Other expenses include an accrual for a donation of $1,005,000 pledged to the University of British Columbia (the “University”) in connection with the University’s plans to build a new earth science systems building. The donation may be made via the issue of common shares, which is subject to regulatory approval, and is payable in three tranches over a two year period.

Results for the year ended June 30, 2007

The Company incurred a net loss of $3,171,245 for the year ended June 30, 2007 compared to a net loss of $1,568,186 for the year ended June 30, 2006. The 2007 loss consisted of G&A expenses of $2,453,736 (2006 - $1,585,576), interest income of $168,859 (2006 - $90,559), foreign exchange gains of $210,699 (2006 - $(72,611), donations expense of $1,005,000 (2006 - nil) and property investigations costs of $92,067 (2006 - $558).

G&A expenses for fiscal, 2007 were significantly higher than for fiscal 2006 due to the increase in the overall activity of the Company. Consulting fees (2007 - $350,056, 2006 - $nil) were accrued  for fees to Genuity Capital Markets (“Genuity”) and other advisors for the provision of advisory services to explore various strategic alternatives. Genuity is an independent Canadian financial advisory firm specializing in the mining sector. Legal expenses increased significantly for services related to regulatory, financing and corporate matters. In 2006, a portion of management and administrative fees and certain overhead expenses were shared with a related company that was sold in November, 2006 and therefore, subsequent to the sale, Northern Peru bore a larger portion of these expenses. In 2007, the Company paid $60,082 (2006 – nil) of interest on short term loans from a director. The loans were to assist in operations and were repaid in full in May, 2007 from the proceeds of a financing.

Interest income earned on cash balances was higher in 2007 due to the larger amount of cash held by the Company during 2007 compared to 2006. Foreign exchange gains and losses were due to the fluctuating US dollar versus the Canadian dollar; the Company’s expenditures on mineral properties being predominantly in US dollars.

On a cash basis, $968,370 was used for operating activities for 2007 compared to $534,822 for 2006, reflecting the overall increase in activity in fiscal 2007. Cash used in investing activities were $16,660,571 for 2007 versus $9,014,516 for 2006. The increase was due to acquisition costs to exercise the option on five mineral concessions on the Galeno Property and to acquire the Molino concession and for expenditures and equipment purchases for the completed PFS and on-going FS work on the Galeno project. The Company raised $15,539,780 in cash during 2007 from a private placement financing which closed in May, 2007 and from the exercise of stock options. In fiscal 2006, the Company raised $15,654,545 from two private placements and from the exercise of stock options. The net change in cash was a decrease of $2,089,161 for the year ended June 30, 2007 compared to an increase of $6,105,207 for 2006. At June 30, 2007, the Company had a cash balance of $7,056,669 compared to $9,145,830 at June 30, 2006.

The Company’s primary assets are its mineral property interests. The Company capitalizes all costs incurred in connection with the acquisition, exploration and development of its mineral property interests. Mineral property expenditures incurred during the fiscal 2007 totalled $20,222,713 (2006 - $10,238,118). Of this amount, $20,205,464 (2006 - $10,314,348) was incurred on the Galeno project and $17,249 (2006 - $(76,230)), net of recoveries, was incurred on Pashpap. As at June 30, 2007, the Galeno property had a carrying value of $33,440,818 (2006 - $13,235,354) and the Pashpap property had a carrying value of $156,450 (2006 - $139,201).

Critical Accounting Policies and Management’s Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are used in determining the deferral of costs incurred for mineral properties, the fair value for recording stock-based compensation, asset retirement obligations and the amount of future income tax liabilities, if any, the Company may be exposed to. The Company evaluates its estimates on an on-going basis and bases them on various assumptions that are believed to be reasonable under the circumstances. The Company’s estimates form the basis for making judgments about the carrying value for assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates. Should the Company be unable to meet its ongoing obligations, the realizable value of its assets may decline materially from current estimates.

The accounting policies described below are considered by management to be essential to the understanding and reasoning used in the preparation of the Company’s financial statements and the uncertainties that could have a bearing on its financial results.

Going Concern

The Company’s ability to continue as a going concern is dependent on continued financial support from its shareholders, the ability of the Company to raise equity or debt financing or to sell its assets or the attainment of profitable operations to meet the company’s liabilities as they become payable. The Company’s financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations. The financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

Mineral property costs

The Company capitalizes all costs related to investments in mineral property interests on a property by property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, the property sold or the mineral rights are allowed to lapse.

Capitalized costs are reviewed, on a property by property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company’s assessment of its ability to sell the property for an amount less than the deferred costs, the property is written down for the impairment in value.

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. Where the options are exercisable entirely at the discretion of the Company or the optionee, the amounts payable or receivable are recorded as property costs or recoveries when the payments are made or received.

Capitalized costs will be depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the claims allowed to lapse.

Stock based compensation

The Company follows the fair value based method for measuring and recognizing all stock-based awards made to employees and non-employees. Fair value is estimated using the Black-Scholes Option Pricing Model. Option pricing models require the input of highly subjective assumptions including the expected price volatility and the period in which the option will be exercised. The estimates concerning volatility are made with reference to historical volatility, which is not necessarily an accurate indicator of future volatility. Changes in the subjective input assumptions can materially affect the fair value estimate.

New Accounting Policies

On July 1, 2007, subsequent to the year end, the Company adopted CICA Handbook Sections 3855 “Financial Instruments – Recognition and Measurement”, CICA 1530 , “Comprehensive Income” and CICA “3251 “Equity”. These standards are described below. The adoption of these standards had no impact on the Company’s balance sheet of June 30, 2007 and is not expected to have an impact on fiscal 2008 results or balances.

Financial Instruments

CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, requires that all financial assets except those classified as held to maturity, and derivative financial instruments must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost. Investments classified as available-for-sale are reported at fair market value (or marked to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. Investments subject to significant influence are not adjusted to fair market value.

Comprehensive Income

CICA Handbook Section 1530, “Comprehensive Income”, establishes standards for reporting and presenting certain gains and losses normally not included in net earnings or losses, in a statement of comprehensive income. Comprehensive income is the change in the Company’s net assets arising from transactions, events and circumstances not related to the Company’s shareholders and includes items that would not normally be included in net earnings or losses such as unrealized gains or losses on available-for-sale investments. CICA 3251, “Equity”, establishes standards for the presentation of equity and changes in equity as a result of the new requirements in CICA 1530.

Liquidity and Capital Resources

The capital requirements of the Company have historically been met by equity proceeds. The Company’s continuing operations as intended are dependent on management’s ability to raise required funding through future equity issuances, debt, asset sales or a combination thereof (refer to Risk Factors below).

As at June 30, 2007, the Company had a working capital balance of $1,200,762 compared to a working capital balance of $7,982,442 at June 30, 2006. The decrease in working capital is due to expenditures incurred on advancing the Galeno project. Working capital items at June 30, 2007 consist of cash of $7,056,669, receivables of $35,753, prepaid expenses of $87,404, accounts payable of $4,400,409 and accrued liabilities of $1,578,655.

Working capital is defined as current assets minus current liabilities. Working capital calculations or changes are not measures of financial performance, nor do they have standardized meanings, under Canadian GAAP. Readers are cautioned that this calculation may differ among companies and analysts and therefore may not be directly comparable.

The Company has no long-term debt obligations or off-balance sheet arrangements.

The Company requires additional financing to pay its current liabilities, complete the FS on the Galeno project, meet the Company’s administrative overhead for the ensuing twelve months and to repay the credit facility for amounts drawn down. The Company will also require substantial additional capital to continue the development on the Galeno project and to advance the further definition of mineral reserves on the project (refer to Risk Factors below).

Subsequent to the year end, in August, 2007, the Company arranged for a credit facility of up to US$5,000,000 from a director. The credit facility is unsecured and is available for up to eight months. The funds will be drawn down as needed and will be used to fund expenditures on the Galeno project and for general working capital purposes. A total of US $1,800,000 has been drawn down on the facility.

In September, 2007 the Company entered into agreements for a private placement of up to 1,759,452 common shares at a price of $9.10 per share for gross proceeds of approximately $16 million. The net proceeds from the financing will be used to fund the completion of the FS, acquire certain surface rights on the Galeno project, make the payment on the Tiranosaurio 9 claims fraction, repay the drawdown on the credit facility and for exploration programs and corporate working capital purposes.

Subsequent Events

In July, 2007 the Company signed a formal agreement to acquire a small claim fraction located on the margin of the Galeno and Molino concessions in consideration of a cash payment of US $2 million and 175,000 common shares, to be paid and issued upon the completion of the transfer of title to the Company.

In July, 2007 the Company issued 5,000 common shares for proceeds of $200 pursuant to the exercise of stock options.

In July, 2007 the Company entered into agreements with its directors and officers pursuant to which retention or compensation payments, in the aggregate of $1,645,000, would be payable upon the termination of services provided by these individuals to the Company in the event of a change of control of the Company.

In August, 2007 the Company entered into an unsecured bridge financing facility for up to US $5,000,000 from a director of the Company. The facility will be available to the Company for up to eight months and may be drawn down as needed. Interest at the rate of 10% will be payable on amounts advanced under the facility. In addition, the Company will pay a standby fee of 2% of the facility and a drawdown fee of 3% of the amounts advanced. An initial US $1.8 million was drawn down on August 29, 2007 to pay for exploration expenditures on the Galeno Project and for corporate working capital purposes.

In September, 2007 the Company entered into agreements for a private placement financing for gross proceeds of approximately $16 million (refer to Liquidity and Capital Resources for additional disclosure on the financing). Finders fees will be payable on a portion of the financing.

Outlook

Northern Peru intends to advance the Galeno project by completing a feasibility study with a view to making a construction decision shortly thereafter.

With the proceeds from the $16 million financing (refer to Liquidity and Capital Resources), the Company believes it has sufficient funds to advance the Galeno project through the feasibility stage, while at the same time exploring the Sartenes prospect and Hilorico deposit. With a positive PFS in-hand and the FS underway, the Company intends to explore all its options with respect to delivering shareholder value in this strong metals price cycle.

Share Capital

As at June 30, 2007, the Company had:

•  29,314,442 issued and outstanding common shares

•  options outstanding for the acquisition of 1,813,000 common shares having a weighted average exercise price of $2.17 per share.

Subsequent to June 30, 2007, the Company issued 5,000 common shares pursuant to the exercise of options. Therefore, as at the date of this MD&A, the Company had 29,319,442 issued and outstanding commons shares and 1,808,000 options outstanding.

Related Party Transactions

The Company shares general and administrative expenses on a pro-rata basis with three other companies with certain directors in common.  These expenses include $9,493 (2006 - $9,885, 2005 - $1,342) for rental of office premises and $39,180 (2006 - $20,172, 2005 - $1,454) for management fees. Included in accounts payable is an amount of $27,729 (2006 - $48,572) owed to one of the companies for shared expenses.

During March and April, 2007 the Company received loans in the aggregate of US $7,120,000 from a director in order to pay for acquisition costs on the Galeno property and to assist in operations. The loans were repaid in full in May, 2007 with interest in the amount of C $60,082.

Subsequent to June 30, 2007 the Company entered into an unsecured bridge financing facility for up to US $5,000,000 from a director of the Company (refer to Subsequent Events for additional disclosure).

Internal Controls Over Financial Reporting

Management has designed, established and is maintaining a system of internal control over financial reporting to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed and reported in an accurate and timely manner and in accordance with Canadian generally accepted accounting principles. The Company’s system of internal control is designed to address identified risks that threaten the reliability of its external financial reporting. However, due to the inherent limitations in any system of internal control, material misstatements may not be prevented or detected on a timely basis.

During fiscal 2007, there were no changes in the Company’s internal control over financial reporting that occurred that had materially affected or is reasonably likely to materially affect its internal control over financial reporting.

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Company. Based on an evaluation of the Company’s disclosure controls and procedures as of June 30, 2007 and to the date of this MD&A, management believes such controls and procedures are effective in providing reasonable assurance that material items requiring disclosure are identified and reported in a timely manner.

Risks and Uncertainties

The Company’s principal activity is mineral exploration and development. Companies in this industry are subject to many and varied kinds of risks, including but not limited to, environmental, fluctuating metal prices, social, political, financial and economics. Additionally, few exploration projects successfully achieve development due to factors that cannot be predicted or foreseen. While risk management cannot eliminate the impact of all potential risks, the Company strives to manage such risks to the extent possible and practicable.

The risks and uncertainties described in this section are considered by management to be the most important in the context of the Company’s business. The risks and uncertainties below are not inclusive of all the risks and uncertainties the Company may be subject to and other risks may apply. (For a more comprehensive discussion of risk factors, the reader is referred to the Company’s Annual Information Form for the fiscal year ended June 30, 2007, which is available on www.sedar.com).

The Company’s mineral properties are located in Peru and may be exposed to various and unpredictable levels of political, social, economic and other risks and uncertainties. The Company conducts operations through foreign subsidiaries which hold the rights to the mineral properties. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, expropriation of property, maintenance of claims, environmental legislation, land use and land claims. Failure to comply with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements. In addition, any limitation imposed by a foreign government on the transfer of cash or other assets between the parent company and its foreign subsidiaries could restrict the Company’s ability to fund its operations efficiently.

The Company’s exploration activities are subject to a high degree of risk due to factors that, in some cases, cannot be foreseen or anticipated. The operations of the Company may be disrupted by a variety of risks and hazards which may be beyond the control of the Company. These risks include, but are not limited to, labour disruptions, the inability to obtain adequate sources of power, water, labour and suitable or adequate machinery and equipment. In addition, the Company may be unable to acquire or obtain such things as surface rights which may be critical for the continued advancement of exploration activities on its mineral properties.

The property interests held by the Company are in the exploration stages only, are without known bodies of commercial mineralization and have no ongoing mining operations. Mineral exploration involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. Exploration of the Company’s mineral properties may not result in any discoveries of commercial bodies of mineralization. If the Company’s efforts do not result in any discovery of commercial mineralization, the Company will be forced to look for other exploration projects or cease operations.

Even if the Company’s mineral properties are proven to host economic reserves of copper or other precious or non-precious metals, factors such as those described above and (or) governmental expropriation or regulation may prevent or restrict mining of any such deposits. Exploration and mining activities may be affected in varying degrees by government policies and regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business.

In addition to complying with applicable laws and regulations that govern the Company’s foreign operations, the Company must also obtain certain permits for its exploration activities. There can be no assurance that all permits that the Company may require for exploration and subsequent development of its mineral properties will be obtainable on reasonable terms or on a timely basis.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest. The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current properties that may result in material liability to the Company.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

The Company has no significant source of operating cash flow and no revenues from operations. None of the Company’s mineral properties currently have proven reserves. The Company has limited financial resources. Substantial expenditures are required to be made by the Company to establish ore reserves. The Company relies primarily on the sale of equity to fund its operations. There is no guarantee that it will be able to obtain adequate financing in the future or that such financing will be advantageous to the Company. Additional funds raised by the Company through the issuance of equity, debt or convertible securities will cause the Company’s current stockholders to experience dilution. Such securities may grant rights, preferences or privileges senior to those of the Company’s common stockholders.

The Company’s ability to achieve profitability and positive cash flow from mining operations is dependent upon the Company’s ability to raise required funding through future equity issuances, debt, asset sales or a combination thereof.

Based upon current plans, the Company expects to incur operating losses in future periods due to continuing expenses associated with the holding and exploration of the Company’s mineral properties. The Company may not be successful in generating revenues in the future. Failure to generate revenues or raise capital could cause the Company to cease operations.

The Company does not have any contractual restrictions on its ability to incur debt and, accordingly, the Company could incur significant amounts of indebtedness to finance its operations. Any such indebtedness could contain covenants, which would restrict the Company’s operations. The Company does not plan on entering into any debt obligations in the next twelve months.

The Company has only a limited operating history on which to base an evaluation of the Company’s current business and prospects, each of which should be considered in light of the risks, expenses and problems frequently encountered in the early stages of development of all companies. The results of this particular period should not be relied upon as an indication of future performance.

The Company’s expenditures are predominantly in U.S. dollars and any future equity financing raised is expected to be predominantly in Canadian dollars. The Company is exposed to financial risk arising from fluctuations in the exchange rates between the U.S. and Canadian dollar, and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risks.

The Company presently has limited insurance covering its assets and operations and does not presently intend to increase such insurance. As a result of having limited insurance, the Company could incur significant costs that could have a materially adverse effect upon its financial condition and even cause the Company to cease operations.

The Company’s future performance is dependent on key personnel. The loss of the services of any of the Company’s executives or directors could have a material adverse effect on the Company’s business.

News releases and additional information about the Company, including its Annual Information Form, may be found on www.sedar.com and on the Company’s website at www.northernperu.com.

Cautionary Note to United States Investors

All resource estimates incorporated by reference in this Annual Report on Form 40-F have been prepared in accordance with Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification System. These standards differ significantly from the requirements of the Securities and Exchange Commission (the “Commission”), and resource information incorporated by reference herein may not be comparable to similar information concerning U.S. companies.

Without limiting the foregoing, this Annual Report on Form 40-F, including the documents incorporated by reference herein, uses the terms “measured”, “indicated” and “inferred” resources. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the Commission does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can ever be mined legally or economically. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can ever be mined legally or economically. Accordingly, information concerning descriptions of mineralization and resources contained in this Annual Report on Form 40-F or in the documents incorporated by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the Commission.

A.            Disclosure Controls and Procedures

As of June 30, 2007, the end of the period covered by this report, Northern Peru Copper Corp. (the “Company” or the “Registrant”) carried out an evaluation, under the supervision and with the participation of the Registrant’s management, including the Registrant’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Registrant’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of June 30, 2007, the Registrant’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Registrant in reports that it files or submits under the Act is (i) recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

B.            Management’s Annual Report on Internal Control Over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

C.            Attestation Report of the Independent Registered Public Accounting Firm

This annual report does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

D.            Changes in Internal Control Over Financial Reporting

There was no change in the Registrant’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

E.             Notice of Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended June 30, 2007.

F.             Audit Committee Financial Expert

The Registrant’s board of directors has determined that Donald Shumka, an individual serving on the audit committee of the Registrant’s board of directors, is an audit committee financial expert, as that term is defined in General Instruction B(8)(a) of Form 40-F. The Registrant’s board of directors has also determined that Ross Cory, John Wright and Donald Shumka, the individuals serving on the audit committee of the Registrant’s board of directors, are independent, as that term is defined under the rules and regulations of the American Stock Exchange.

The Securities and Exchange Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose any duties, obligations or liabilities on such person that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

G.            Code of Ethical Conduct

The Registrant has adopted a code of ethical conduct (the “Code”) that applies to all directors, officers and employees. A copy of the Code may be obtained at www.northernperu.com. The Registrant will provide a copy of the Code without charge to any person that requests a copy by contacting the Corporate Secretary, Robert Pirooz, at the address on the cover of this Form 40-F.

H.            Principal Accountant Fees and Services and Audit Committee Pre-Approval Policies

Information about the Registrant’s principal accountant fees and services and a description of the Registrant’s pre-approval policies and procedures is included under the headings “Audit Committee and External Auditor Services - External Auditor Service Fees” and  “Audit Committee and External Auditor Services – Pre-Approval Policies and Procedures” of the Registrant’s Annual Information Form, filed as part of this Annual Report on Form 40-F.

I.              Off-Balance Sheet Arrangements

The Registrant is not a party to any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

J.             Tabular Disclosure of Contractual Obligations

The Registrant does not have any contractual obligations and therefore this annual report does not include a tabular disclosure of contracted obligations.

K.            Critical Accounting Policies

A discussion of the Registrant’s critical accounting policies can be found in its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended June 30, 2007 under the heading “Critical Accounting Policies and Management Estimates” filed with the Securities and Exchange Commission as Document 3 herein.

L.            Identification of the Audit Committee

The Registrant has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are Ross Cory, John Wright and Donald Shumka. Further information about the Registrant’s audit committee can be found under the heading “Audit Committee” of the Registrant’s Annual Information Form, filed as part of this Annual Report on Form 40-F.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.            Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.            Consent to Service of Process

The Registrant filed with the Commission a Form F-X together with this Form 40-F.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

NORTHERN PERU COPPER CORP.

Dated: September 27, 2007	By:	/s/ Marshall Koval
	By:	Marshall Koval
	Title:	President, Chief Executive Officer

EXHIBIT INDEX

Number	Document

99.1	Consent of Grant Thornton LLP
99.2	Certifications of CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.3	Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.4	Consent of Raymond R. Hyyppa, PE
99.5	Consent of Bruce M. Davis, FausIMM, Ph.D
99.6	Consent of Robert Sim, P.Geo.
99.7	Consent of Scott C. Elfen, PE
99.8	Consent of William L. Rose, PE