Form 40-F/A
period 2007-06-30
Northern Peru Copper Corp
filed 2007-10-23
CIK 1348648

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

(Amendment No.1)

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

Yes ☒	No

DOCUMENTS FILED UNDER COVER OF THIS FORM

Document No. 1:	Revised Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended June 30, 2007.

Explanatory Note

Revision

The originally filed version of this MD&A contained a typographical error in footnote 1 of the table on page 3 highlighting the results of the Prefeasibility Study completed on the Company’s Galeno copper/gold/molybdenum/silver project.  This revised MD&A corrects that error in the footnote.  The change has no impact on the Company’s financial statements or financial results.

Document No. 1

REVISED

REVISED Management’s Discussion and Analysis
For the Year Ended June 30, 2007	October 22, 2007

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

Revision

The originally filed version of this MD&A contained a typographical error in footnote 1 of the table on page 3 highlighting the results of the Prefeasibility Study completed on the Company’s Galeno copper/gold/molybdenum/silver project.  This revised MD&A corrects that error in the footnote.  The change has no impact on the Company’s financial statements or financial results.

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

The salient details of the PFS are summarized in the following table (all amounts are in US dollars unless otherwise noted):

Prefeasibility Study
NPV (after tax, 8% discount rate)	$ 560 million(1)
IRR (after tax)	18.2%(1)
Initial Capital Expenditure	$ 976 million
LOM C-1 Cash Costs (net by-product credits)	$ 0.513/lb Cu mined(1)
Mill Capacity	90,000 tpd
Annual Throughput	32.4 million tonnes
Mine Life	20.4 years
Strip Ratio	0.28:1(2)
LOM average annual copper-in-concentrate production	144,000 tonnes
First 5 Years average annual copper-in-concentrate production	202,000 tonnes
First 8 years average annual gold production	103,000 ounces

(1)	based upon US$1.35/lb copper, $475/oz 5 gold, $8.50/oz silver and $10/lb molybdenum prices, $93/tonne treatment charge and $0.08/lb refining charge.
(2)	includes 55 million tonnes of in-pit Inferred Resources categorized as waste. Excluding Inferred Resources decreases the strip ratio to 0.18:1.

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

NORTHERN PERU COPPER CORP.

Dated: October 22, 2007	By:	/s/ Marshall Koval
	By:	Marshall Koval
	Title:	President, Chief Executive Officer

EXHIBIT INDEX

Number	Document

99.1	Certifications of CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002